UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-[ ]

In the Matter of

ALLIANZ GLOBAL INVESTORS U.S. LLC

1633 Broadway, 43rd Floor

New York, NY 10019

ALLIANZ INVESTMENT MANAGEMENT LLC

ALLIANZ LIFE FINANCIAL SERVICES, LLC

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

5701 Golden Hills Drive

Minneapolis, MN 55416

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

1633 Broadway, 42nd Floor

New York, NY 10019

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

650 Newport Center Drive

Newport Beach, California 92660

PIMCO INVESTMENTS LLC

1633 Broadway, 45th Floor

New York, NY 10019

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

John Viggiano, General Counsel Allianz Global Investors U.S. LLC 1633 Broadway, 43rd Floor New York, NY 10019	Frederick Wertheim Wendy M. Goldberg Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004

Erik T. Nelson, Associate General Counsel

Allianz Investment Management LLC
Allianz Life Financial Services, LLC
Allianz Life Insurance Company Of North America
5701 Golden Hills Drive
Minneapolis, MN 55416

Erik T. Nelson, Associate General Counsel

Allianz Life Insurance Company of New York

NW 5990
PO Box 1450
Minneapolis, MN 55485-5989

Paul G. Cellupica, Executive VP and Deputy General Counsel

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Paul G. Cellupica, Executive VP and Deputy General Counsel

PIMCO Investments LLC
1633 Broadway, 45th Floor
New York, NY 10019

This Application consists of 55 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Allianz Global Investors U.S. LLC

1633 Broadway, 43rd Floor

New York, NY 10019

Allianz Investment Management LLC

Allianz Life Financial Services, LLC

Allianz Life Insurance Company of North America

5701 Golden Hills Drive

Minneapolis, MN 55416

Allianz Life Insurance Company of New York

1633 Broadway, 42nd Floor

New York, NY 10019

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

PIMCO Investments LLC

1633 Broadway, 45th Floor

New York, NY 10019

File No. 812-[ ]

x : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : x	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

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I. Introduction and Summary of Application

Allianz Global Investors U.S. LLC (“AGI US”), Allianz Investment Management LLC (“AIM”), Allianz Life Financial Services, LLC (“ALFS”), Allianz Life Insurance Company of North America (“ALICONA”), Allianz Life Insurance Company of New York (“ALICONY”), Pacific Investment Management Company LLC (“PIMCO LLC”), PIMCO Investments LLC (“PIMCO Investments” and, collectively with AGI US, AIM, ALFS, ALICONA, ALICONY and PIMCO, the “Fund Servicing Providers”), and, solely for the purposes of making the representations and undertakings by it set forth in Section IV.L. in this application (“Application”) that apply to it, Allianz SE (“Allianz SE” and together with its wholly owned subsidiaries and affiliated entities, “Allianz”),1 each applies pursuant to Section 9(c) of the Investment Company Act of 1940 (the “Act”) for: (A) with respect to AIM, ALFS, ALICONA, ALICONY, PIMCO and PIMCO Investments (collectively, the “Continuing Fund Servicing Applicants”) (i) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (ii) a permanent order exempting Covered Persons (as defined below) from the provisions of Section 9(a) of the Act (the “Permanent Order”) and (B) solely with respect to AGI US, a time-limited exemption from Section 9(a) of the Act (the “Time-Limited Exemption”) and, together with the Temporary Order and the Permanent Order, the “Orders”) to provide AGI US with adequate time to transition the Fund Servicing Activities (as defined below) it performs on behalf of the Pleading Entity Advised Funds (as defined below) to other providers of such services, as more fully described in Section III.B below, in connection with the proceeding United States of America v. Allianz Global Investors U.S. LLC. As used herein, the “Pleading Entity” shall refer to AGI US.

Other than the Fund Servicing Providers, no existing company of which the Pleading Entity is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company (“RIC”), employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or as principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end investment company, registered unit investment trust (“UIT”), or registered face-amount certificate company (“FACC”) (collectively, “Fund Servicing Activities”).

A list of all Funds2 to which the Fund Servicing Providers provide Fund Servicing Activities as of the date of this Application is set out in Appendix A to this Application. Allianz SE3 is the ultimate parent company of the Fund Servicing Providers.4 Allianz SE does not and will not serve as investment adviser, depositor or principal underwriter to any RIC, ESC, BDC, FACC or UIT, and is not a Covered Person (as defined below). Applicants request that any relief granted by the Commission to the Continuing Fund Servicing Applicants pursuant to this Application also apply to any current or future subsidiary of a Continuing Fund Servicing Applicant of which the Pleading Entity is or may become an Affiliated Person (together with the Continuing Fund Servicing Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.5 The Continuing Fund Servicing Applicants request that the Temporary Order remain in effect until the Commission approves or denies the Application for the Permanent Order.

[1]	Allianz SE is included in the term “Applicants” solely for the purposes of making the representations and undertakings by it set forth in Section VI.C. in this Application that apply to it.
[2]

The term “Funds,” as used herein, refers to any RIC, ESC or BDC for which a Covered Person currently provides Fund Servicing Activities, or, subject to the terms and conditions of the Temporary and Permanent Orders, may in the future provide Fund Servicing Activities.

[3]	Allianz SE is a corporation organized under the laws of Germany.
[4]

Allianz SE controls 100% of the outstanding voting securities of PIMCO LLC. Certain current and former officers of PIMCO, through their ownership of non-voting equity securities, have a less than 9% economic interest in PIMCO LLC.

[5]

Covered Persons may, if the Temporary and Permanent Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act. Any existing or future entities that may rely on the Temporary and Permanent Orders in the future will comply with the terms and conditions of this Application. For the avoidance of doubt, a Covered Person shall not include the Pleading Entity itself and any direct or indirect subsidiaries of the Pleading Entity.

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II. Background

A.	Applicants

Founded in Germany in 1890, Allianz is a global financial services provider operating predominantly in the insurance and asset management businesses. It has over 100 million retail and corporate clients in more than 70 countries, and as of January 1, 2022, had approximately 150,000 employees worldwide. Allianz SE, the parent company of the Allianz Group, is headquartered in Munich, Germany.

The Pleading Entity, a limited liability company formed under Delaware law, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Pleading Entity serves as investment adviser (either as primary investment adviser or as investment sub-adviser) to each Fund listed in Part 1 of Appendix A to this Application (the “Pleading Entity Advised Funds”). The Pleading Entity advises and sub-advises assets in such Funds of approximately $297.2 million and $29.0 billion, respectively, as of March 31, 2022. The Pleading Entity is a wholly owned subsidiary of Allianz Global Investors U.S. Holdings LLC, a holding company that is ultimately wholly owned by Allianz SE.

The Pleading Entity and certain of its non-U.S. affiliates rely on the Commission staff’s positions in a line of no-action letters sometimes referred to as the “Unibanco letters” regarding the extra-territorial application of the Advisers Act.6 Specifically, the Unibanco letter allows these non-U.S. advisory affiliates of the Pleading Entity, often termed “participating affiliates,” to share personnel with, and provide certain services to U.S. clients through, the Pleading Entity, the registered adviser, without such participating affiliates registering under the Advisers Act.

AIM, a limited liability company formed under Minnesota law, is registered as an investment adviser under the Advisers Act. AIM serves as investment adviser to each Fund listed in Part 2 of Appendix A to this Application (the “AIM Advised Funds”). The assets under management of the AIM Advised Funds are approximately $18.6 billion as of March 31, 2022.7 AIM is a wholly owned subsidiary of ALICONA.

ALFS, a limited liability company formed under Minnesota law, is registered as a broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and with each of the 50 U.S. states, and is a member of FINRA. ALFS serves as principal underwriter to each Fund listed in Part 3 of Appendix A to this Application. ALFS is a wholly owned subsidiary of ALICONA.

ALICONA, a stock life insurance company formed under Minnesota law, offers fixed index annuities, individual life insurance and registered index-linked annuities and is licensed to do business in 49 states and the District of Columbia. ALICONA serves as depositor for the variable insurance separate accounts Funds listed in Part 4 of Appendix A to this Application. ALICONA is a wholly owned subsidiary of Allianz of America, Inc., a holding company that is ultimately wholly owned by Allianz SE.

ALICONY, a stock life insurance company formed under New York law, offers registered index-linked annuities and is licensed to do direct business in five states and the District of Columbia. ALICONY serves as depositor for the variable insurance separate account Fund listed in Part 5 of Appendix A to this Application (such Fund, together with the AIM Advised Funds and the Funds listed in Parts 3 and 4 of Appendix A to this Application, the “Allianz Life Funds”). ALICONY is a wholly owned subsidiary of ALICONA. AIM, ALFS, ALICONA and ALICONY are referred to herein as the “Allianz Life Applicants”.

6

See, e.g., ABA Subcommittee on Private Investment Entities, SEC Staff No-Action Letter (Dec. 8, 2005; Royal Bank of Canada, SEC Staff No-Action Letter (Jun. 3, 1998); ABN AMRO Bank, N.V., SEC Staff No-Action Letter (Jul. 7, 1997); Murray Johnstone Holdings Limited, SEC Staff No-Action Letter (Oct. 7, 1994); Kleinwort Benson Investment Management Limited, SEC Staff No-Action Letter (Dec. 15, 1993); Mercury Asset Management plc, SEC Staff No-Action Letter (Apr. 16, 1993); and Uniao de Bancos de Brasileiros S.A., SEC Staff No-Action Letter (Jul. 28, 1992) (together, the “Unibanco Letters”).

[7]

The $18.6 billion is lower than the aggregate of the net assets of each of the AIM Advised Funds of approximately $28.7 billion as of March 31, 2022, because many of such funds are “funds of funds” – the lower amount is adjusted to avoid double counting of assets.

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PIMCO LLC, a limited liability company formed under Delaware law, is registered as an investment adviser under the Advisers Act. PIMCO LLC serves as investment adviser (either as primary investment adviser or as investment sub-adviser) to each Fund listed in Part 6 of Appendix A to this Application. The assets under management of the Funds advised by PIMCO LLC, and the Fund assets sub-advised by PIMCO LLC, are approximately $509.6 billion and $46.5 billion, respectively, as of March 31, 2022. Allianz SE controls 100% of the voting equity of PIMCO LLC. Further information regarding the relationship between PIMCO LLC and Allianz SE is set forth below in the section entitled “Independence of PIMCO from Allianz SE”. PIMCO LLC and certain of its non-U.S. affiliates also rely on the Unibanco Letters to allow non-U.S. advisory affiliates of PIMCO LLC to share personnel with, and provide certain services to U.S. clients through, PIMCO LLC, without such participating affiliates registering under the Advisers Act.

PIMCO Investments, a limited liability company formed under Delaware law, is registered as a broker-dealer under the Exchange Act and with each of the 50 U.S. states and is a member of FINRA. PIMCO Investments serves as principal underwriter to each Fund listed in Part 7 of Appendix A to this Application (such Funds, together with the Funds listed in Part 6 of Appendix A to this Application, the “PIMCO Funds”). PIMCO Investments is a wholly owned subsidiary of PIMCO LLC, which is ultimately controlled by Allianz SE. Further information regarding the relationship between PIMCO Investments and Allianz SE is set forth below in the section entitled “Independence of the PIMCO Applicants from Allianz SE”. PIMCO LLC and PIMCO Investments are referred to herein as the “PIMCO Applicants”.

B.	The Information, the Plea Agreement, and the Judgment

The Plea Agreement

On May 17, 2022, the U.S. Department of Justice (the “Department of Justice”) filed a criminal information in the District Court for the Southern District of New York (the “District Court”) charging the Pleading Entity with one count of securities fraud in violation of Title 15, United States Code, Sections 78j(b) and 78ff, Title 17, Code of Federal Regulations, Section 240.10b-5, and Title 18, United States Code, Section 2.

According to the Statement of Facts that served as the basis for the Plea Agreement (the “Statement of Facts”), beginning in at least 2014 and continuing into March 2020, the Pleading Entity engaged in a scheme to defraud investors in a series of private investment funds (the “Affected Funds”)8 by making false and misleading statements that substantially understated how risky the Affected Funds were and overstated the level of independent risk oversight over the Funds (the “Conduct”). The Pleading Entity’s failure to disclose and affirmative withholding of relevant risk information violated the Pleading Entity’s fiduciary duty as an investment advisor. The Pleading Entity carried out the scheme through, among others, the three portfolio managers in the Structured Products Group who were primarily responsible for managing the Affected Funds: Gregoire Tournant, Trevor Taylor, and Stephen Bond-Nelson. In addition, as discussed further below, the Pleading Entity’s compliance and risk management functions failed to maintain adequate oversight of the team managing the Affected Funds, which allowed the portfolio managers to manage the Affected Funds in a manner inconsistent with representations to investors. The control failures also facilitated the portfolio managers’ actions to deceive investors by hiding, and making affirmative misstatements about, risk over the course of years, though the investigation has not revealed evidence that these control failures occurred within any other organizations that fall within the broader umbrella of Allianz SE. The fraudulent scheme inflated the performance of the Affected Funds, which in turn increased the profits flowing to the Pleading Entity and its parent companies, and also increased Tournant’s, Taylor’s, and Bond-Nelson’s individual compensation. The Structured Products Group contributed approximately one-quarter of the Pleading Entity’s revenue during at least 2016 through 2019. The Affected Funds ultimately lost more than $7 billion in value during the severe market dislocations caused by COVID-19, with investor victims losing over $3.2 billion in principal.

The Statement of Facts states that the Conduct occurred only within the small Structured Products Group at the Pleading Entity and the investigation revealed no evidence that anyone at the Pleading Entity outside of the Structured Products Group was aware of the Conduct before March 2020. The investigation likewise revealed no evidence that anyone at any other organizations that fall within the broader umbrella of Allianz SE was aware of or participated in the misconduct.

The Statement of Facts provides that the fraudulent scheme was carried out in a number of ways. First, the Pleading Entity purchased certain hedges called “tail risk hedges” for the Affected Funds that were further out of the money than represented. These tail risk hedges were cheaper than positions that were closer to the money, but they also provided less protection in a market downturn. Second, Tournant and Taylor altered open position worksheets before certain investor meetings. Tournant and Taylor manually changed the worksheets before investor meetings to bring the strike distances of the hedging positions in the portfolio closer to the money. Those alterations created the impression that the Affected Funds were better hedged against a market downturn and concealed that the Affected Funds’ hedging positions were not -10 to -25% out of the money as represented. Third, Tournant manually altered holdings data sent to one potential investor, who ultimately

[8]	The Statement of Facts states that, in addition to the Affected Funds, AGI US also engaged in a scheme to defraud the sole investor in a UCITS fund in a similar manner as described below.

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invested, on at least one occasion to make short positions look like tail risk hedges, which created the impression of a portfolio that was more protected against risk than it actually was. Fourth, certain investors and consultants received risk reports when those investors requested such reports with stress tests that had been manually changed by Tournant and Bond-Nelson to show that the Affected Funds would lose less money in significant one-day market downturns. The altered reports were then falsely presented to investors as independently-created reports generated by Investment Data Services GmbH – Analysis and Reporting Services (“IDS”), without disclosing the alterations. Fifth, certain investors received Greeks, which are metrics that provide measures of risk associated with options positions, that had been altered by Tournant and Bond-Nelson to make the Affected Funds appear less sensitive to market changes. Sixth, Tournant, Bond-Nelson, and in one case other members of the Structured Products Group altered daily performance data that went to at least three investors by reducing the magnitude of the largest losses as well as the gains on surrounding dates as a counterbalance. Those alterations made the Affected Funds appear less sensitive to market downturns. Seventh, Tournant altered certain attribution data that showed the portfolio’s gains and losses attributed to the three prongs of the strategy, to make it appear that the Affected Funds had more significant hedging positions than were in fact in place. Eighth, Tournant and Taylor reduced potential losses on Expected Value spreadsheets that were shown to certain investors during meetings, which had the effect of understating the magnitude of the downside risk of the strategy. Lastly, the Pleading Entity entered into an agreement with the Affected Funds’ largest investor to create funds with alpha targets that would vary based on the prevailing market volatility level, with the goal of reducing the investor’s exposure to downside risk. Tournant managed those funds to a higher alpha target than agreed and then showed the investor fraudulent reports during meetings that showed the funds being managed to lower alpha targets than was in fact the case.

The Statement of Facts further provides that because Structured Alpha charged a performance fee of 30% of quarterly returns above the relevant benchmark, rather than a set management fee, and the Structured Products Group received a share of the performance fees, Tournant, Taylor and Bond-Nelson earned higher pay by taking greater risk with the Fund’s money to generate larger performance fees.

There were significant gaps and weaknesses in the Pleading Entity’s controls as they related to the Affected Funds. The control functions at the Pleading Entity were not designed to and did not function to ensure that risk was being monitored in line with what investors had been told. Specifically, no one in the control function sought to verify that the Pleading Entity employees were adhering to the hedging strategies they represented to investors they would follow or to the alpha targets they had promised to one potential investor, who ultimately invested, despite the fact that the materials containing these representations were reviewed and approved by the Pleading Entity’s Legal and Compliance departments. Further, client reporting and communications with existing clients about existing products were not required to be reviewed by Compliance. Compliance, Enterprise Risk Management, and Legal were unaware that many of the reports were being sent to investors at all, with or without alterations. Further, the Pleading Entity advertised to investors that an “independent enterprise risk management function” operated as the second line of defense and provided “independent portfolio risk oversight”, when in fact Tournant and Bond-Nelson were able to corrupt the independence of the IDS reports by altering them before they were sent to investors. The internal audit department conducted an audit of the Structured Products Group and, although that audit identified red flags that, if pursued, might have led to identification of at least certain aspects of the fraudulent scheme, no meaningful follow up was conducted. The Pleading Entity also failed to address data quality issues in back-office functions, which potentially prevented the fraud from being discovered earlier, because Tournant and Bond-Nelson explained to others in the Structured Products Group that their alterations were simply correcting errors in reporting generated by back-office functions. In addition, although the Pleading Entity’s Product Committee had closed certain funds to new investors because of capacity limits, Tournant nonetheless permitted new investors to invest in those funds.

C.	Other Orders and Investigations Related to the Conduct

Securities and Exchange Commission Cease-and-Desist Order

The SEC entered a cease-and-desist order (the “SEC Order”) on May 17, 2022 against the Pleading Entity pursuant to Sections 15(b) and 21C of the Exchange Act and Sections 203(e) and 203(k) of the Advisers Act in connection with the Pleading Entity’s role in the Conduct. The SEC Order finds that the Pleading Entity, through the Structured Alpha portfolio management team, misled investors as to the significant downside risk of the Structured Alpha funds. First, the Pleading Entity’s marketing materials misrepresented to investors the levels at which hedging positions were put in place. Second, the Pleading Entity did not consistently implement a bespoke risk mitigation program agreed to with the largest client in the Structured Alpha funds. Third, the portfolio management team manipulated reports and other information provided to or created for certain investors on an ad hoc basis to conceal the magnitude of the strategy’s downside risk.

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In addition, the SEC Order finds that the Pleading Entity misrepresented to investors that Structured Alpha had a capacity limit of $9 billion for certain funds when, in reality, it exceeded that amount by over $3 billion. Finally, the SEC Order finds that, after the COVID related market volatility in March 2020, the portfolio management team engaged in numerous, ultimately unsuccessful, efforts to conceal their misconduct from the Commission staff.

The SEC Order requires the Pleading Entity to cease and desist from committing or causing any violations and any future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Sections 206(1), 206(2) and 206(4) of the Advisers Act and Rules 206(4)-7 and 206(4)-8 promulgated thereunder. The SEC Order also assesses a civil money penalty of $675 million, creates a Fair Fund, and requires the Pleading Entity to pay disgorgement of $315.2 million plus prejudgment interest of $34 million, which is deemed satisfied by forfeiture and restitution ordered pursuant to the settlement of parallel criminal charges with the Department of Justice.

III. Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any RIC, or as principal underwriter for any open-end Fund, UIT or FACC if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct” as a broker, dealer, investment adviser, or bank, among other things. Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Taken together, Sections 9(a)(1) and 9(a)(3) would in the context of the Plea Agreement have the effect of precluding each Fund Servicing Provider from acting as an investment adviser, sub-adviser or depositor for any Fund that is a RIC or as a principal underwriter for any Fund that is an open-end Fund, UIT or FACC. The Plea Agreement would result in a disqualification of each Fund Servicing Provider for 10 years under Section 9(a)(3) because the Pleading Entity is a Fund Servicing Provider and an Affiliated Person of each other Fund Servicing Provider within the meaning of Section 2(a)(3)(C) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to any Fund.

Section 9(c) of the Act provides that: “[t]he Commission shall by order grant [an] application [for relief from the prohibitions of subsection 9(a)], either unconditionally or on an appropriate temporary or other conditional basis, if it is established [i] that the prohibitions of subsection (a), as applied to such person, are unduly or disproportionately severe or [ii] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application.” In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on: whether the parties seeking relief had any involvement in the conduct that serves as the basis for the disqualification under Section 9(a) and whether such conduct has been remedied.9

IV. Statement in Support of the Time-Limited Exemption

A.	Hardships on the Pleading Entity Advised Funds and their Shareholders

As notped in Section I above, the Pleading Entity is seeking a time-limited exemption from Section 9(a) of the Act to provide the Pleading Entity with adequate time to transition the Fund Servicing Activities it performs on behalf of the Pleading Entity Advised Funds to other providers of such services.10 As a result of the Section 9(a) disqualification and

[9]	See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).
[10]

While AGI US’s request for the Time-Limited Exemption is a matter of first impression, AGI US respectfully submits that such a time-limited exemption would be consistent with the Commission’s approach in other unique circumstances. Specifically, the Commission has allowed disqualified applicants to proceed through the exemption process while continuing to provide Fund Servicing Activities, subject to appropriate conditions in order to avoid a sudden disqualification of the applicants that would have had similar disruptive impact on the advised funds that the Time-Limited Exemption would be designed to avoid. See, e.g. Investment Company Act Release No. 34025, In the Matter of Deutsche Bank AG, et al. (September 24, 2020) (disqualification resulting from an injunction against an affiliate of the applicants; Commission required the establishment of escrow accounts for advisory fees paid by funds to the applicants until relief was granted); Investment Company Act Release No. IC-31704, In the Matter of Macquarie Capital (USA) Inc., et al. (July 6, 2015) (disqualification resulting from an injunction against an affiliate of the applicants; Commission required the establishment of escrow accounts for advisory fees paid by funds to the applicants until relief was granted); Investment Company Act Release No. IC-17887, In the Matter of Dean Witter Reynolds Inc. (November 29, 1990) (disqualification resulting from the employment of three individuals who were subject to injunctions against certain securities or commodities related offenses; Commission required the establishment of an escrow account for advisory fees paid by funds to the applicant until relief was granted).

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absent the Time-Limited Exemption, the Pleading Entity will be immediately unable as a matter of law to provide Fund Servicing Activities to the Pleading Entity Advised Funds. As a practical matter, a disqualification of the Pleading Entity before the process of transitioning the Pleading Entity Advised Funds to replacement service providers is complete would be disruptive to the Pleading Entity Advised Funds and could leave them without an adviser for some period of time, to the financial detriment of the Pleading Entity Advised Funds and their shareholders. If the Pleading Entity were prohibited from serving as sub-adviser or adviser, as applicable, during this transition period, the disruptive transition of investment management services provided to the Pleading Entity Advised Funds would potentially cause the Pleading Entity Advised Funds to forgo investment opportunities, resulting in investor harm. Further, the uncertainty that would result from prohibiting the Pleading Entity from continuing to serve the Pleading Entity Advised Funds during the transition period could lead a significant number of investors to decide to redeem shares of the open-end Pleading Entity Advised Funds, which would frustrate efforts to manage effectively those Pleading Entity Advised Funds’ assets and could increase such Pleading Entity Advised Funds’ expense ratios to the detriment of non-redeeming shareholders and lead to adverse tax consequences for shareholders. Shareholders of the closed-end Pleading Entity Advised Funds could seek to sell their shares on the secondary market, which could result in widening discounts between the price of such shares and their underlying net asset value.

Failure to provide the Time-Limited Exemption would be unduly and disproportionately severe with respect to the financial interests of the Pleading Entity Advised Funds and their shareholders.

B.	Pleading Entity’s Personnel

The Pleading Entity represents that (i) except as identified in Section II.B. above, none of the current or former directors, officers or employees of the Pleading Entity engaged in the Conduct; (ii) no current or former director, officer, or employee of the Pleading Entity or any Covered Person who previously has been or who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant, Allianz SE, or of any Covered Person; (iii) such directors, officers, and employees and any other person who otherwise participated in the Conduct will not have any future involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (iv) because, except as identified in Section II.B. above, the directors, officers and employees of Applicants did not engage in the Conduct, shareholders of the Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

Each of the following employees identified in the Statement of Facts as having engaged in the Conduct has been terminated or is no longer employed by any affiliate of the Pleading Entity:

•

Gregoire Tournant was the Chief Investment Officer for US Structured Products and the co-lead portfolio manager for the Structured Alpha strategies. Tournant’s employment was terminated in December 2021.

•	Trevor Taylor was a Managing Director in US Structured Products and co-lead portfolio manager for Structured Alpha strategies. Taylor’s employment was terminated in December 2021.

•	Stephen Bond-Nelson was the Managing Director in US Structured Products. Bond-Nelson’s employment was terminated in December 2021.

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C.	Remedial Actions

The Pleading Entity, in consultation with its affiliate Allianz Global Investors GmbH and Allianz SE, has implemented certain remedial efforts designed to compensate investors harmed by the Conduct and review the factors that may have led to the Conduct. Much of the remediation, which is discussed in more detail below, is being undertaken holistically across Allianz Global Investors’ global business enterprise (referred to herein as “AllianzGI”), and thus will benefit AllianzGI’s clients in Asia-Pacific and Europe going forward, as well as in the U.S. during the term of the Time-Limited Exemption. Moreover, the Pleading Entity is committed to addressing the harm caused by the fraudulent conduct by certain of its employees in connection with the Structured Alpha Funds. As outlined below, these efforts have resulted in significant initiatives to, among other things, enhance AllianzGI’s processes for review of client communications, enhance its oversight of portfolio management teams, empower Risk Management and address data errors.

Compensation	to Structured Alpha Investors

The Pleading Entity’s ultimate parent, Allianz SE, has been working diligently, as part of a confidential mediation process overseen by a retired federal judge, to reach agreements to resolve the outstanding civil litigations brought by Structured Alpha investors and to compensate the other investors who have not yet filed lawsuits. The Pleading Entity, through its lawyers, has presented to the staff of the Commission’s Division of Enforcement (the “Enforcement Staff”) on the various considerations relevant to the compensation of investors, and the Enforcement Staff has informed the Pleading Entity that the Commission’s Division of Economic and Risk Analysis will review the methodology for compensating investors as part of the Pleading Entity’s contemplated resolution with the Commission.

Termination of Wrongdoers

The Pleading Entity terminated for cause the three Portfolio Managers who engaged in the alteration of client reports and who were responsible for placement of the tail risk hedging positions in the Affected Funds.

The Pleading Entity Exited the Business

The Pleading Entity has liquidated all of the Structured Alpha funds and has exited the business of managing high return private hedge funds.

Independent	Review of the Pleading Entity’s Internal Controls

The Pleading Entity’s ultimate parent, Allianz SE, retained Deloitte in 2021 to conduct a review of the internal controls applicable to the Pleading Entity. The scope of Deloitte’s review work covers four areas:

•	A review of the 1st line of defense controls at the Pleading Entity, including Portfolio Manager risk management and Investment Analytics;

•	A review of the 2nd line of defense controls at the Pleading Entity, including the oversight by Compliance and Risk Management of Structured Alpha;

•	A review of the 3rd line of defense controls, i.e., Internal Audit, as they related to Structured Alpha; and

•	A review of incentives relating to the Structured Alpha Portfolio Managers.

Deloitte is reviewing the applicable policies and procedures within each of these four areas as written and as applied to the Structured Alpha Funds in practice.

Deloitte’s review is ongoing and is expected to result in the issuance of a report in the first quarter of 2022.

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Client	Communications

AllianzGI is currently developing an enhanced process for reviewing all of the various forms of communications used by AllianzGI (including email and other electronic communications) to provide prospective and current clients with substantive information regarding its investment products. This enhanced process is designed to ensure that all such substantive communications are accurate, clear and current in all material respects. As part of this initiative (called Project Octopus), AllianzGI is in the process of implementing a centralized review process to facilitate the consistent and comprehensive review of all such substantive client communications. The goals of this initiative include to: (i) provide a single, centralized platform so that the approval process for relevant client communications is clear and consistently applied; (ii) allow tracking to easily identify all users who touched a client communication (creation, editing, review and approval), which can assist in conducting quality checks or completing internal audits; and (iii) make it easier for the business to integrate the platform into its processes. AllianzGI also plans to implement enhanced surveillance of electronic communications that is linked to the new centralized platform to identify unapproved client communications conveying substantive information regarding its investment products.

Another key element of the enhanced review of client communications will be the involvement of subject matter experts in the review to ensure that the substantive content (including quantitative data and risk information) is evaluated and vetted for accuracy. To the extent Compliance personnel do not have the necessary subject matter expertise to assess information in client communications such as quantitative data, other functions with the required expertise will be included, such as Risk Management or Investment Analytics, to review the relevant portions of the communications to ensure (among other things) consistency between how strategies are being managed and how the strategies’ methodologies and positioning are described to clients.

AllianzGI management will provide increased support to the control functions that are undertaking the enhanced review of client communications in the form of training, staffing and other required resources as needed.

Enhanced	Oversight of Portfolio Management Teams

To enhance the supervision of portfolio management teams and to impose greater oversight over the investment process, AllianzGI has implemented quarterly asset class reviews co-led by the Head of Investment Analytics & Positioning and the Chief Investment Officer for each (liquid) asset class. The Global Head of Investments will regularly attend those review meetings. These reviews will use reports and other inputs generated by the Investment Analytics and Positioning Group to provide consistency in the review process. Risk considerations for strategies from Risk Management will be shared directly with the Chief Investment Officer of each asset class and the Global Head of Investments. In addition, both the Head of Investment Analytics & Positioning and the Global Chief Risk Officer have become standing participants in meetings of AllianzGI’s Investment Executive Committee (“IEC”).

In addition to the regular asset class reviews and the IEC meetings, additional oversight mechanisms will be implemented by Risk Management across strategies, which may include, where appropriate for a strategy, among other things: (i) the establishment of enhanced stress test capabilities to identify funds with heightened levels of risk warranting management focus; (ii) revisions to the escalation process used to report portfolios as they approach limits; and (iii) the creation of new portfolio-specific risk reports across all asset classes. In addition, AllianzGI has enhanced escalation channels to allow control functions to raise concerns to senior management, by virtue of the fact that the General Counsel, and hence all governance and control functions since January 1, 2020, report directly to the Chief Executive Officer (“CEO”) of AllianzGI.

Empowerment	of Risk Management

To increase the stature of Risk Management globally, in May 2021, AllianzGI hired a new Global Chief Risk Officer, Ludovic Lombard, who has extensive experience and a proven track record, with a focus on investment risk management. Prior to joining AllianzGI, Mr. Lombard was the Global Head of Multi-Asset and Solutions Investment Risk at Aberdeen Standard Investments, the second-largest active manager in Europe. Mr. Lombard previously oversaw investment risks across a broad platform of asset classes, which makes him well-qualified to oversee the spectrum of products offered to AllianzGI investors.

This leadership change, along with other recent changes, reflects AllianzGI’s new risk priorities, which include an emphasis on enhancing the risk management framework with a focus towards asset class portfolio risk coverage. This new emphasis can be seen in a number of recent initiatives. First, AllianzGI has initiated enhancements on how to measure and monitor portfolio risks of asset classes. Second, in August 2021, AllianzGI introduced new Model Governance Guidelines, which set minimum standards for firm-wide models used within the investment platform. The Guidelines define a model risk management framework covering systems, applications and investment decision support tools developed or used by investment professionals. They also require an inventory of such models, and have established a risk-based approach to validating the models to mitigate the risk that they do not perform as expected or are not “fit for purpose.” In addition, AllianzGI has initiated new management reporting to its Global Executive Committee that includes risk-oriented dashboards that provide an overview of the ex-ante risks based on risk statistics for each asset class.

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The change in Risk Management leadership will also be accompanied by initiatives designed to increase the stature of risk management within AllianzGI. AllianzGI seeks to further empower risk management as a control function by reiterating the expectation of senior management that risk management will bring an independent perspective, and by delivering training to both Risk Management and investment professionals concerning the expectations for interactions between these two functions. The training will make clear that Risk Management has, where relevant, the “final say” on risk metrics and other controls that fall within its remit. The aim is to increase the risk culture within the firm in order to support the strengthening of the risk management framework.

Finally, AllianzGI has other risk management initiatives underway, including: (i) the development of new stress tests tailored to different asset classes and new portfolio risk reports; (ii) completion of model validation work in accordance with the new Model Governance Guidelines; and (iii) implementation of a new non-financial risk framework to support AllianzGI’s Integrated Risk and Control System, which also contains an annual scoping and assessment of risks and controls referred to as “RCA” along the new non-financial risk framework.

Data Quality and Processing

AllianzGI has implemented a new framework addressing how data and data-related issues are managed as part of AllianzGI’s overall data strategy. At the end of 2020, AllianzGI implemented a firm-wide data governance model, whereby the ownership and ultimate quality control for data sets and data domains rests with the respective business functions, supported by dedicated data stewards and a central data management team that seeks to ensure technical correctness, consistency and timeliness of the data process. The data framework includes monitoring and quality controls at different stages of the data flow from source to consumption, as well as the data correction processes and established escalation channels for data issues which require rectification as a matter of urgency.

D.	Transition Process

With respect to each of the open-end Pleading Entity Advised Funds for which the Pleading Entity serves as a sub-adviser (total AUM of approximately $25.0 billion as of March 31, 2022), the primary adviser of such sub-advised Pleading Entity Advised Fund, acting under the supervision of the board of directors or trustees (the “Fund Board”) of the Pleading Entity Advised Fund, will be responsible for identifying another sub-adviser for the AUM currently sub-advised by the Pleading Entity. The primary adviser will need to identify potential replacements, solicit information from those firms, conduct due diligence, gather information responsive to requirements of Section 15(c) of the Act, negotiate a contract, draft prospectus disclosure, seek and obtain approval of the Pleading Entity Advised Fund Board consistent with the Act and applicable exemptive relief, update the Fund’s prospectus and registration statement, and take various related actions, including potentially negotiating new trading agreements for the Fund. While all of the open-end Pleading Entity Advised Funds have obtained a “manager of managers” order from the SEC that would allow this change to be made without shareholder approval, the Pleading Entity estimates that this process may take at least 8-12 weeks.

The process for the closed-end Pleading Entity Advised Funds for which the Pleading Entity serves as a sub-adviser (total AUM of approximately $4.0 billion as of March 31, 2022) and the closed-end Pleading Entity Advised Fund for which the Pleading Entity serves as adviser is more complex, because shareholder approval of the contract for the new sub-adviser or adviser will be required in all cases. In the case of the sub-advised closed-end Pleading Entity Advised Funds, the primary adviser may select a sub-adviser and (after seeking and obtaining Pleading Entity Advised Fund Board approval) enter into an interim contract that will need to be approved by shareholders at a meeting held within 150 days pursuant to Rule 15a-4 under the Act. Shareholder meetings for closed-end funds to approve advisory contracts can be very costly and time consuming due to the difficulty of obtaining the supermajority vote required under the Act—it is often extremely difficult to get enough shareholders to submit proxies to obtain this supermajority vote. Funds typically find it necessary to hire a proxy solicitor to secure sufficient votes, and meetings may have to be adjourned until they are obtained. In addition, intervention by opportunistic activist investors that follow closed-end funds can ultimately result in liquidations or substantial tender offers that can harm remaining investors. In some cases, the primary adviser may be able to step in on an interim basis, but the primary adviser may not have the expertise to pursue the particular investment strategies that the Pleading Entity was engaged to implement. There are likely to be special challenges in retaining an advisor for the one closed-end Pleading Entity Advised Fund for which the Pleading Entity serves as primary adviser—The Taiwan Fund, Inc., which invests primarily in equity securities listed in Taiwan and had $297.2 million in AUM as of March 31, 2022 (“Taiwan Fund”). The Taiwan Fund’s Board will have to identify a new investment adviser, the selection of which will be subject to shareholder approval with the complexities noted above. However, it may be particularly difficult to identify a new adviser for this Fund as the current day-to-day portfolio management is conducted by employees of the Pleading Entity’s Taiwan affiliate pursuant to a collaboration agreement. This approach (and the policies and procedures in place to support it) is designed to conform with the Unibanco and related letters, which apply only to affiliates.11 For that reason, the Taiwan affiliate could not be engaged by a newly-appointed investment adviser to continue the Fund’s portfolio management program. The new adviser would need to have the relevant highly specialized expertise to run this Taiwan-focused strategy, and be registered under the Advisers Act, which would likely limit the universe of potential advisers to the Taiwan Fund.

[11]	See footnote 6.

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Given the additional steps that will need to be taken in connection with soliciting a shareholder vote, including preparing and distributing proxy materials and soliciting sufficient votes, the Pleading Entity estimates that the process for replacing the adviser or sub-adviser of a closed-end Pleading Entity Advised Fund will take a minimum of three to five months, but potentially longer, especially for the Taiwan Fund.

For the reasons set forth above, the Pleading Entity respectfully requests that the Time-Limited Exemption remain in place (i) with respect to the open-end Pleading Entity Advised Funds for which the Pleading Entity serves as a sub-adviser, for a ten-week period from the date of the Time-Limited Exemption; and (ii) with respect to the closed-end Pleading Entity Advised Funds for which the Pleading Entity serves as a sub-adviser and the Taiwan Fund, for a four-month period from the date of the Time-Limited Exemption. The Pleading Entity commits to provide the staff of Commission’s Division of Investment Management, no later than one week from the date of the Time-Limited Exemption, a written plan for the transitioning of the Pleading Entity Advised Funds new sub-advisers, and with respect to the Taiwan Fund, to a new adviser, which plan will include specific action items with associated timetables. The Pleading Entity further commits that, during the pendency of the Time-Limited Exemption, it will use its reasonable best efforts (i) with respect to the Pleading Entity Advised Funds for which the Pleading Entity acts as sub-adviser, to assist each primary adviser and Pleading Entity Advised Fund Board in the transition to a new sub-adviser, and (ii) with respect to the Taiwan Fund, in coordination with (and to the extent requested by) its Fund Board and its fund administrator, to (A) identify potential replacement advisers, (B) solicit information from those firms, (C) conduct due diligence on such firms, (D) gather information responsive to requirements of Section 15(c) of the Act, (E) assist in the negotiation of an advisory contract, (F) assist in drafting prospectus disclosure about the transition, (G) assist in otherwise updating the Fund’s registration statement, (H) obtain Pleading Entity Advised Fund Board approval consistent with the Act, and (I) seek shareholder approval of the new adviser. The Pleading Entity will report to the staff of the Commission’s Division of Investment Management on the progress of the transition and the actions being taken by the Pleading Entity to further such transition no less frequently than every two weeks. The Pleading Entity commits that it or one or more of its affiliates will bear all expenses associated with the transitions and that no Pleading Entity Advised Funds will directly or indirectly bear any expenses associated with such transitions, including any expenses associated with obtaining shareholder approval, if applicable.

V. Statement in Support of Application for Temporary and Permanent Orders

In support of their position that the Commission should issue the Temporary and Permanent Orders, Applicants assert that, absent relief, the prohibitions of Section 9(a) would be unduly or disproportionately severe, and that the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption. In support of this assertion, Applicants state the following:

A. Allianz Life Applicants and PIMCO Applicants Not Involved in the Misconduct

As noted in the Statement of Facts, the Conduct did not involve any of the Allianz Life Applicants or PIMCO Applicants or any of their employees, rather, the Conduct occurred only within the Pleading Entity and there is no evidence that anyone at any other organizations that fell within the broader umbrella of Allianz SE was aware of or participated in the Conduct. The Conduct similarly did not involve any Fund with respect to which any of the Allianz Life Applicants or PIMCO Applicants engage in Fund Servicing Activities (the “Continuing Service Funds”). Barring the Continuing Fund Servicing Applicants from providing Fund Servicing Activities as a result of the Conduct—in which the Continuing Fund Servicing Applicants played no part—would be unduly and disproportionately severe.

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The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”12 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large, global financial service organizations as are the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a Fund would have to be deprived of its management or distribution because of charged violations that do not relate in any way to Continuing Fund Servicing Applicants’ current Fund Servicing Activities. In light of the remediation that has been and continues to be implemented (described in detail below) and in the absence of improper practices by any current employees of the Continuing Fund Servicing Applicants relating to their Fund Servicing Activities, therefore, Applicants submit that Section 9(a) should not operate to bar the Continuing Fund Servicing Applicants from serving the Funds and their shareholders. In short, the conduct of the Continuing Fund Servicing Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Continuing Service Funds and their Shareholders

The inability of the Continuing Fund Servicing Applicants to continue providing investment advisory, underwriting and depositor services to the Continuing Service Funds, would result in the Continuing Service Funds and their shareholders facing significant potential hardships. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Continuing Fund Servicing Applicants because those disqualifications would deprive the Continuing Service Funds of the advisory or sub-advisory, underwriting and depositor services that shareholders expected the Continuing Service Funds would receive when they decided to invest in the Continuing Service Funds, and result in the termination of advisory and sub-advisory relationships that the Continuing Service Fund Board (including a majority of the disinterested directors or trustees) have determined to be in the best interests of the Continuing Service Funds. Certain Continuing Fund Servicing Applicants and their predecessor entities have been advising investment companies for several decades. Many shareholders have longstanding investments and relationships with the Continuing Service Funds. In that regard, the PIMCO Applicants or their predecessors have been servicing Funds since 1987, and the Allianz Life Applicants or their predecessors have been servicing Funds since December 31, 1986.

Each Continuing Fund Servicing Applicant that serves as an adviser or sub-adviser to Continuing Service Funds has developed a familiarity and expertise with each particular Continuing Service Fund’s investment objective, principal strategies and risks, portfolio holdings and other general operations, and replacing the Continuing Fund Servicing Applicants with other advisers would result in inefficiencies and potential loss of investment during a transition period, as during such a transition to another investment manager, the new investment team’s ability to transact may be limited due to operational factors as well as lack of knowledge of each Continuing Service Fund’s portfolio. This loss would be completely unwarranted as a result of Conduct unrelated to any Continuing Service Funds or to any Continuing Fund Servicing Applicants and resulting from actions taken by personnel of the Pleading Entity working in a different location from the Continuing Fund Servicing Applicants.13

If the Temporary and Permanent Orders requested by this Application are not granted, the Continuing Fund Servicing Applicants’ advisory Fund Servicing Activities are likely to be significantly disrupted until such time as a new adviser is appointed. A new adviser would then have to familiarize itself with the investment strategies and portfolios of each Continuing Service Fund, resulting in a disruptive transition of investment management services provided to the Continuing Service Funds and potentially causing the Continuing Service Funds to forgo investment opportunities, all of which would result in investor harm. Further, a replacement adviser may not be willing to provide the same services for the same fees that a Continuing Fund Servicing Applicant currently provides, which could have adverse economic consequences for the Continuing Service Funds and their investors.

Faced with the uncertainty that would result from prohibiting the Continuing Fund Servicing Applicants from continuing to serve the Continuing Service Funds, a significant number of investors could decide to redeem shares of the open-end Continuing Service Funds, which would frustrate efforts to effectively manage those Funds’ assets and could increase the Continuing Service Funds’ expense ratios to the detriment of non-redeeming shareholders and lead to adverse tax consequences for shareholders. Shareholders of the closed-end Continuing Service Funds could seek to sell their shares on the secondary market, which could result in widening discounts between the price of such shares and their underlying net asset value, resulting in harm to shareholders.

[12]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

[13]

As noted elsewhere, although PIMCO Investments and ALICONY maintain offices in the same building as AGI US in New York City, their spaces are on different floors both from each other and AGI US, and access by each party to the other’s space is restricted including by keycard.

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In addition, although successor investment advisers or sub-advisers could replace the Continuing Fund Servicing Applicants, disqualifying the Continuing Fund Servicing Applicants could result in substantial costs to the Continuing Service Funds and others because of the need to obtain Continuing Service Fund Board and, in many cases, shareholder approvals of new investment advisory or sub-advisory agreements with the new adviser or sub-adviser which in turn may elect to engage different service providers, which could also create costs and cause disruption. Specifically, costs associated with the disqualification would include costs related to: (i) identifying a suitable successor investment adviser or sub-adviser, including performing due diligence on such potential successor; (ii) calling a special meeting (or meetings) of the Continuing Service Fund Boards; (iii) preparing, printing and mailing proxy materials to all shareholders; (iv) actively soliciting shareholder proxies and tabulating those proxies; and (v) holding the shareholder meetings. In addition, the Continuing Service Funds would have to expend time and other resources to engage their preferred substitute advisers or sub-advisers and (in the case of open-end Continuing Service Funds) principal underwriters and negotiate terms and restructure other service arrangements in accordance with those typically used by those advisers and principal underwriters. Additional time and other resources would be required to transition the Continuing Service Funds’ existing portfolios to align with the substitute advisers’ or sub-advisers’ investment strategies, and the sale of securities necessary to effectuate such transitions could result in adverse tax consequences for shareholders.

Moreover, shares of the PIMCO Funds are held by participants in a number of defined contribution plans. In the case of the PIMCO Funds, approximately 95,000 defined contribution plans include as an investment option a PIMCO Fund.14 As of March 31, 2022, ALICONA and ALICONY have variable annuities in approximately 2,700 defined contribution plans (including 401k(s), 403b, Money Purchase Pension Plan and Profit Sharing Plans).

Disqualifying the Continuing Fund Servicing Applicants could result in disproportionately severe hardship to those plan participants, as defined contribution plans often have only a few or, in some cases, only one investment option per asset class and one suite of target date funds, and participants may not be able to switch to a suitable replacement fund. Defined contribution plan participants are thus even more likely to suffer adverse consequences because they have limited options for transferring their investments in the Continuing Service Funds to alternative investment options should they desire to do so when faced with the uncertainty associated with appointing a new investment adviser and sub-adviser (as applicable). Plan trustees also would incur additional time and expense in selecting replacement funds. The prohibitions of Section 9(a) could therefore harm defined contribution plan participants disproportionately compared to the harm caused to shareholders outside of such a plan.

The disqualification of ALFS and PIMCO Investments from serving as principal underwriter to open-end Continuing Service Funds would also result in hardship to those Continuing Service Funds and their shareholders. Not only would the Continuing Service Funds have to devote time and resources to find and engage substitute principal underwriters, but those underwriters may not be able to replicate the selling network established by ALFS or PIMCO Investments, as applicable. The selling networks include longstanding relationships with third-party intermediaries, including clearing houses, broker-dealers and wire houses, insurance companies, and banks. Each of ALFS and PIMCO Investments has committed capital and other resources to establish expertise in underwriting the securities of Continuing Service Funds and to establish distribution arrangements for Continuing Service Fund shares through its selling network. ALFS also provides registered employee wholesalers who provide internal sales and product support for the variable insurance separate accounts Allianz Life Funds. With respect to those Allianz Life Funds, it would be necessary not only to replace ALFS as principal underwriter, but also to novate all of the selling agreements to the new principal underwriter and build out the internal sales support function at the new principal underwriter. As a result, the Allianz Life Applicants’ registered index-linked annuity business would immediately cease, and the servicing of the existing legacy variable annuity business may be impaired. ALFS and PIMCO Investments currently have teams of approximately 182 and 630 representatives, respectively, each supporting distribution efforts on behalf of the Continuing Service Funds, whose objective is to increase Continuing Service Fund assets. Having a dedicated distribution team and an extensive selling network supports greater economies of scale from increased Continuing Service Fund assets, which, in turn benefits investors. Replacing ALFS or PIMCO Investments with principal underwriters that do not have established distribution arrangements with the Continuing Service Funds could lead to significant redemptions and lower sales and could require the Continuing Service Funds to spread their expenses over a smaller asset base, to the financial detriment of shareholders. Without relief under Section 9(c), ALFS and PIMCO Investments would be prevented from acting as the principal underwriter for open-end Continuing Service Fund shares.

[14]	Given its position primarily as a sub-adviser, AGI US is not able to provide a specific number of defined contribution plans where AGI US Advised Funds are an investment option.

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Finally, the disqualification of ALICONA and ALICONY from serving as depositor to the variable insurance separate accounts Allianz Life Funds would result in the cessation of the Allianz Life Applicants’ variable annuity and registered index-linked annuity business, as ALICONA and ALICONY would no longer be able to offer such products.

Therefore, the Section 9(a) disqualifications would be unduly and disproportionately severe with respect to the financial interests of the Continuing Service Funds and their shareholders, particularly given that, as stated in the Statement of Facts, there is no evidence that any Continuing Fund Servicing Applicants or any of their employees were aware of or participated in the Conduct. The Conduct did not involve the Continuing Service Funds or related Fund Servicing Activities. The prohibitions of Section 9(a) would, as a result, operate to the financial detriment of the Continuing Service Funds and their shareholders.

C.	Adverse Effect on Continuing Fund Servicing Applicants

If the Continuing Fund Servicing Applicants were prohibited under Section 9(a) from providing Fund Servicing Activities to the Continuing Service Funds and were unable to obtain the requested Temporary and Permanent Orders, the effect on their businesses and employees (most of which are in the United States) would be severe. The Continuing Fund Servicing Applicants have committed substantial capital and other resources to establishing expertise in advising, sub-advising and distributing Continuing Service Funds with a view to continuing and expanding this business. The Continuing Fund Servicing Applicants and all other Covered Persons would be precluded from participation in searches for advisory assignments for Continuing Service Funds, which would put them at a significant competitive disadvantage. Further, if the Temporary and Permanent Orders are not issued, highly valued long-term client relationships would be disrupted and the Continuing Fund Servicing Applicants, and all other Covered Persons, would be precluded from offering advisory services that represent a valuable part of the total financial services they offer. Prohibiting the Continuing Fund Servicing Applicants from providing Fund Servicing Activities would also negatively impact their ability to offer clients a complete range of financial services.

Allianz Life Applicants

For AIM, the effects of a disqualification would be devastating, as investment advisory services to AIM Advised Funds represented over 98% of AIM’s revenues as of March 31, 2022. AIM’s only other clients are affiliated entities within the Allianz Group. As a result, without relief under Section 9(c), AIM’s business would be substantially eliminated, and AIM would likely cease operations.

If ALFS were prohibited under Section 9(a) from continuing to provide underwriting services to the Allianz Life Funds and were unable to obtain the requested exemption, the adverse effects on its current business and employees would be devastating. ALFS has committed substantial resources to establish expertise in distributing the securities of the Allianz Life Funds and to establish distribution arrangements for Fund shares. ALFS has no other business. Currently, approximately 182 ALFS representatives work to support the distribution of the Allianz Life Funds and maintain their securities licenses and registrations with ALFS. Without relief under Section 9(c), ALFS’s business would be eliminated, and ALFS would cease operations.

If ALICONA and ALICONY were prohibited under Section 9(a) from continuing to serve as depositors for the Allianz Life Funds that are variable insurance separate accounts and were unable to obtain the requested exemption, they would likely lose the entire variable annuity block of business. Registered index-linked annuity sales of ALICONA and ALICONY were approximately $7 billion in 2021, which was approximately 50% of the firms’ 2021 new business.

Without relief under Section 9(c), the Allianz Life Applicants would lose a significant part, or the entirety, of their businesses, leading to extensive layoffs of personnel. Thus, prohibiting the Allianz Life Applicants from serving as investment adviser or sub-adviser of or principal underwriter or distributor for Allianz Life Funds would not only adversely affect the Allianz Life Applicants’ businesses, but also their employees. For these reasons, the imposition of the Section 9(a) disqualification on the Allianz Life Applicants would be unduly and disproportionately severe.

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PIMCO Applicants

With respect to PIMCO LLC, the effects are similarly significant as investment advisory services to PIMCO Funds represent approximately 27.1% of assets under management in the United States as of March 31, 2022. As a result, without relief under Section 9(c), PIMCO LLC would lose a significant part of its business. It is likely that this would lead to layoffs of personnel. In addition, as noted above in Section A., PIMCO LLC maintains a participating affiliate arrangement with a number of its non-U.S. affiliates. Outside of the Fund Servicing Activities performed thereunder, these non-U.S. affiliates rely on PIMCO LLC for other investment management-related services. If relief were not to be granted to PIMCO LLC, there is a significant risk that the local regulators of these affiliates would find that PIMCO LLC is not “fit and proper” to provide advisory services related to the investment products offered by these affiliates.

If PIMCO Investments were prohibited under Section 9(a) from continuing to provide principal underwriter services to the PIMCO Funds and were unable to obtain the requested Temporary and Permanent Orders, the adverse effects on its current business and employees would be significant. PIMCO Investments has committed substantial resources to establish expertise in underwriting the securities of the PIMCO Funds that are open-end Funds and to establish distribution arrangements for open-end PIMCO Fund shares. Currently, 630 PIMCO Investments representatives work to support the distribution of the PIMCO Funds and maintain their securities licenses and registrations with PIMCO Investments. As discussed below, these representatives are employed by PIMCO LLC, and thus are subject to the same informational barriers imposed on all PIMCO LLC employees. Without relief under Section 9(c), PIMCO Investments would lose a significant part of its business, potentially leading to layoffs of personnel.

Approximately 2,000 employees of the PIMCO Applicants are actively involved in the provision of Fund Servicing Activities. Prohibiting the PIMCO Applicants from serving as investment adviser or sub-adviser of or principal underwriter for PIMCO Funds would not only adversely affect the PIMCO Applicants’ businesses, but also their employees. For these reasons, the imposition of the Section 9(a) disqualification on the PIMCO Applicants would be unduly and disproportionately severe.

D.	Absence of Any Ongoing Connection Between the Misconduct and Continuing Fund Servicing Applicants’ Fund Servicing Activities

As noted in the Statement of Facts, the Conduct did not involve any of the PIMCO Applicants, each of which maintains comprehensive compliance and control functions separate from those of Allianz SE and the Pleading Entity. The conduct did not involve any PIMCO Fund, or the Assets of any PIMCO Fund. Please see the section entitled “Independence of the PIMCO Applicants from Allianz SE” below for further detail.

Similarly, the Conduct did not involve any of the Allianz Life Applicants, none of which share directors, officers or employees with the Pleading Entity, nor have any operations, business, management or controls shared with the Pleading Entity.15 The Conduct also did not involve any Allianz Life Fund, or the assets of any Allianz Life Fund. While the Allianz Life Applicants are part of the Allianz Group and operate under the high-level compliance framework imposed throughout the Allianz Group, the Allianz Life Applicants have supplemented this enterprise-wide compliance framework with tailored and comprehensive compliance programs to ensure adherence to all applicable laws and regulations. The Allianz Life Applicants are physically and informationally separate from the employees of the Pleading Entity with separate and distinct reporting lines within Allianz Group.

The Allianz Life Applicants do not share any work areas with the Pleading Entity.16 Please see the section entitled “Independence of the Allianz Life Applicants from the Pleading Entity” below for further detail.

For all of the foregoing reasons, disqualifying the Continuing Fund Servicing Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that the Continuing Fund Servicing Applicants were not involved in the Conduct, appropriate remediation designed to prevent the recurrence of the Conduct as it relates to the Pleading Entity has been identified and has either been or will be implemented, and the individuals involved in the Conduct, which was limited to the Affected Funds, have been terminated and the Affected Funds ceased operations. All of the Affected Funds that were registered investment companies advised by the Pleading Entity were liquidated in 2020. The remedial actions that have been or will be taken to address certain issues that have been identified as having contributed to the conditions where the Conduct occurred are being taken at a firm-wide level across AllianzGI, and as such will benefit AllianzGI’s clients on a global basis.

[15]

The Allianz Life Applicants contract with the Pleading Entity on an arms-length basis for the management of certain insurance general account assets (i.e., not Allianz Life Fund assets), and therefore share information with the Pleading Entity to enable those activities, as they would with any other unaffiliated manager. As noted in Section V.I. above, the Allianz Life Applicants similarly contract with the PIMCO Applicants.

[16]

The official business address of ALICONY is in the New York office of Allianz Asset Management. ALICONY has one employee at that location pursuant to a desk lease agreement and a separate service agreement with Allianz Asset Management. This space is located on a different floor from AGI US and PIMCO Investments.

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E.	Continuing Fund Servicing Applicants’ Personnel

The Allianz Life Applicants and the PIMCO Applicants represent that (i) none of the current or former directors, officers or employees of the Allianz Life Applicants or PIMCO Applicants, as applicable, engaged in the Conduct; (ii) no current or former director, officer, or employee of the Pleading Entity or any Covered Person who previously has been or who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Allianz Life Applicant or PIMCO Applicant, as applicable; (iii) such directors, officers, and employees and any other person who otherwise participated in the Conduct have had no, and will not have any future, involvement in any Allianz Life-controlled Covered Persons’ activities or PIMCO-controlled Covered Persons’ activities, as applicable, in any capacity described in Section 9(a) of the Act; and (iv) because the directors, officers and employees of the Allianz Life Applicants and the PIMCO Applicants did not engage in the Conduct, shareholders of the Allianz Life Funds and the PIMCO Funds, as applicable, were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

Applicants believe the conduct of the Continuing Fund Servicing Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested Temporary and Permanent Orders.

F.	Remedial Actions

Each of the Continuing Fund Servicing Applicants will review its control and risk management framework as it relates to Fund Servicing Activities, in light of applicable local legal requirements and the risks related to such Continuing Fund Servicing Applicant’s business, and consider what steps may be appropriate to enhance that framework to ensure it is reasonably designed to prevent behavior similar to the Conduct from occurring at such Continuing Fund Servicing Applicant. The results of such review will be included in the report required by Condition 5 in Section VI.C. below.

G.	Allianz Group Governance

Allianz Group applies a consistent system of governance throughout the entire Group. Group management is organized via operating entities (“OEs”), which are management units with full operational and governance responsibility for the business and legal entities assigned to it. ALICONA, AllianzGI and PIMCO are separate OEs which cover all of the Continuing Fund Servicing Applicants.

The general governance framework for the Group is outlined in a set of internal corporate rules known as the Policy Framework. This framework is made up of different levels covering different subject matters, such as the Allianz Code of Conduct, Allianz Policies, Allianz Standards, and Allianz Functional Rules. Allianz Group Policies, for example, lay the foundation for the entire governance framework by constituting overarching principles and processes. Currently, twelve of these policies exist covering, among other things, Governance and Controls, Compliance, Risk, and Audit. The policies are reviewed annually and approved by the Board of Management of Allianz SE.

The principles of proportionality and materiality are essential elements for Group-wide management. These allow the Group to take into account the various business models and risk profiles of the Continuing Fund Servicing Applicants. Based on these principles, all corporate rules generally apply to all OEs with exceptions subject to explicit approvals and the “comply or explain” principle, depending on the nature, size, and complexity of the OE. Conflicts with local rules and regulations are also taken into account.

Implementation of this framework by each OE requires the establishment by each OE of its own corporate rules, including processes and controls, and adherence to the principles set out in those rules. These local rules reflect the specific legal and regulatory requirements of local markets in which the OEs operate. For example, as OEs that are subject to asset management regulation, the Continuing Fund Servicing Applicants must adopt and implement their own policies reflecting the relevant regulatory requirements. Furthermore, these policies must reflect the organizational structure and underlying business processes that are unique to their business profiles.

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Consistent implementation of and adherence to the Group’s framework is ensured through several processes. As a baseline matter, each functional owner of a Group corporate rule (for example, the chief compliance officer with respect to the Group Compliance Policy) is responsible for regularly assessing adherence to its corporate rules. Functional monitoring and quality assurance programs are in place and rolled out to all OEs (including the Continuing Fund Servicing Applicants) to ensure functional adherence to Group requirements, while being sensitive to specificities as outlined above. This is in addition to any local monitoring and quality assurance programs in place.

The Compliance and Risk Management frameworks of the Allianz Group focus primarily on rules and regulations that are (i) immediately relevant to the Group as an issuer of securities and (ii) global / transversal in their relevance (for example, Anti-Money Laundering, Sanctions, Antitrust). While the frameworks reflect a baseline set of standards, OEs are obliged to ensure that relevant local and business rules and regulations are fully reflected and adhered to. If there are any conflicts between Group programs and local rules and regulations, the local rules and regulations prevail.

Beyond these functional programs, a dedicated overarching process has been introduced after the European Union’s Solvency II Directive relating to insurance regulation came into force. In order to confirm local implementation of Group Governance requirements, each OE must submit a Statement of Accountability to the Group. This Statement, which is a representation that the OE is in compliance with Group governance requirements, must be signed by members of the OE’s executive management body.

With respect to internal controls, the Group Governance and Control Policy requires all OEs to establish control functions consistent with the principles of the three-lines-of-defense model. The first line of defense is performed in the business through the management of day-to-day activities, risk management and controls. The second line of defense provides independent oversight and challenge of the day-to-day risk taking and controls by the first line. The third line of defense provides independent assurance across the first and second lines. Beyond the three-lines-of-defense model, internal controls are implemented by other means such as clear segregation of duties and functions, or a dedicated committee framework with delegated authorities.

H.	Independence of the Allianz Life Applicants from the Pleading Entity

The Allianz Life Applicants, through various intervening subsidiaries, are ultimately wholly owned by Allianz SE; however, the Allianz Life Applicants operate independently of Allianz SE and its other subsidiaries, including the Pleading Entity. Allianz SE maintains a limited degree of supervision and oversight over the activities of the Allianz Life Applicants, by virtue of its status as their corporate parent. However, the Pleading Entity has no role whatsoever with respect to the management and supervision of the Allianz Life Applicants, and neither Allianz SE nor the Pleading Entity is involved in the management and investment processes of the Allianz Life Applicants’ Funds.

The independence of the Allianz Life Applicants is demonstrated by the separation of many important business functions, including:

Corporate Governance Oversight

The activities of each Allianz Life Applicant are governed and overseen by each Applicant’s own separate board of directors or governors. The various members of the boards of directors of ALICONA and ALICONY include individuals who are either currently or previously employed by the Allianz Life Applicants or other subsidiaries of Allianz SE, as well as individuals who are “independent” of Allianz, having never been employed by an Allianz Group member. The members of boards of governors of AIM and ALFS include only individuals who are currently employed by an Allianz Life Applicant. None of the directors or governors of the Allianz Life Applicants is an employee of Allianz SE or the Pleading Entity, with the exception that Andreas G. Wimmer, a member of the Board of Management of Allianz SE, serves as the Chair of the Board of Directors of ALICONA.

Investment Management Activities

Allianz SE and the Pleading Entity employees are not involved in the portfolio management of, nor do they supervise or oversee portfolio management activities for, the Allianz Life Funds. Investment decisions for the Allianz Life Funds, including decisions regarding investment strategy, are made by personnel of the relevant Allianz Life Applicant, pursuant to such Applicant’s applicable policies, procedures, and guidelines.

The Allianz Life Applicants do not share information or coordinate investment management decisions with other asset management subsidiaries of Allianz SE, including the Pleading Entity. For example, the Allianz Life Applicants do not share investment research, portfolio holdings or trade information, do not coordinate proxy voting, and make asset management decisions independently. The Allianz Life Funds are distributed independently of the Pleading Entity Advised Funds and the PIMCO Funds.

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Regarding Allianz SE, as a parent, information flows are limited to those necessary for appropriate prudent oversight, supervision of controls, and group-wide financial reporting and regulatory requirements.

Control Functions

While Allianz SE maintains group-level standards for control functions, each Allianz Life Applicant maintains its own control functions that are designed for its specific business activities and regulatory requirements. These functions follow policies and procedures that have been developed by the Allianz Life Applicants and are performed by personnel directly overseen by the leadership of the Allianz Life Applicants, including:

•

The Allianz Life Applicants’ portfolio risk management functions, which independently oversee risks with respect to the investment management activities of the Allianz Life Funds, operating separately from the risk management functions of the other Continuing Fund Servicing Applicants.

•

The Allianz Life Applicants’ compliance organizations, which perform compliance responsibilities tailored to all aspects of each Allianz Life Applicant’s business, including the Allianz Life Funds and corresponding distribution activities.

•	The Allianz Life Applicants’ Finance and Accounting functions.

Compliance and Risk Management Programs

ALICONA maintains its own corporate risk management department, consisting of 25 employees, which is responsible for promoting a strong risk management culture supported by robust risk governance. This includes supporting effective capital management and incorporating risk considerations and capital needs into management, decision making, and business strategies. The risk management framework is designed to protect both shareholder (Allianz SE) value and ALICONA and ALICONY policyholder obligations and covers a wide range of risks, including credit risk, market risk, liquidity risk, reputational risk, business risk and operational risk. The ALICONA Chief Risk Officer reports to the ALICONA Chief Financial Officer.

ALICONA also maintains a corporate compliance department, consisting in total of 58 employees with responsibility to oversee compliance with various state and federal laws applicable to the operations of ALICONA and its subsidiaries, including ALICONY. The compliance department develops, implements, and enforces policies and procedures, and conducts training, risk assessments, monitoring, testing, and reporting. The compliance department operates independently of the compliance groups at Allianz SE as well as other Allianz asset management subsidiaries.

ALFS, AIM, and the Allianz Life Funds each also maintains its own independent compliance program, designed to comply with the various regulatory compliance requirements applicable to each registered entity. Each such compliance program is overseen by a designated Chief Compliance Officer (“CCO”) and operated separately from the overall ALICONA corporate compliance department. These CCOs report directly to the Chief Ethics and Compliance Officer of ALICONA, who in turn reports directly to the ALICONA General Counsel; the CCOs also have “dotted line” relationships with management of each respective registered entity and, in the case of the Allianz Life Funds, the respective boards of directors/trustees.

AIM, as the investment adviser to the AIM Advised Funds, is responsible for portfolio risk management for the AIM Advised Funds. Investment management for 19 of the AIM Advised Funds has been delegated to various external sub-advisers, pursuant to a “manager of managers” order received from the SEC; for the sub-advised funds, each sub-adviser is responsible directly for portfolio risk management of the fund(s) it sub-advises, subject to general oversight by AIM and the sub-advised Funds’ Boards. AIM remains directly responsible for portfolio risk management for the remaining 27 AIM Advised Funds, which consist of 13 funds of funds and 14 ETFs (four of which have not yet commenced operations).

The registered separate accounts invest only in shares of various underlying variable funds to support the variable contracts and do not invest in individual securities; therefore, the registered separate accounts do not manage portfolio risk in the way that an ordinary mutual fund might, for example.

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With respect to the AIM Advised Funds, portfolio risk management is integrated into and part of AIM’s overall investment process. The portfolio managers report, directly or indirectly, to the CEO of AIM. For all the AIM Advised Funds, AIM conducts monthly performance reviews regarding each fund’s absolute performance and performance relative to respective benchmarks and Lipper peer groups, as applicable. Quarterly, a more extensive performance review is conducted which focuses on performance relative to other fund offerings and peer groups. AIM considers the drivers of performance and generally whether each fund is meeting expectations. Additionally, on a quarterly basis, AIM receives reporting from each sub-adviser on various items, including changes in personnel, capacity remaining in the strategy, and any regulatory issues. The same factors are also considered internally for funds managed directly by AIM. AIM does not have any clients other than the AIM Advised Funds and affiliated entities that are indirect wholly-owned subsidiaries of Allianz SE.

The AIM investment process is governed through a committee structure. Each committee includes various members of the firm including Compliance and Legal representatives. AIM’s Retail Investments Product Committee scope of oversight includes

•	Products: all retail products that require involvement of the Hedge Team and Advisory Solutions,

•	Services: research, portfolio management, trading, systems, and operations for all retail products, and

•	Risks: market, operational, business, strategic, legal and regulatory for all retail products.

AIM’s Fund Investment Oversight Committee provides a forum for the discussion of investment policies and advisory issues, including but not limited to securities lending, proxy voting and certain compliance issues, along with the general oversight of matters pertaining to the AIM Advised Funds.

The AIM Compliance team is responsible for monitoring compliance by portfolio management with the investment objective, policies and restrictions for each of the AIM Advised Funds’ investment portfolios as stated in the AIM Advised Funds’ prospectuses and Statements of Additional Information, and policies and procedures adopted by each AIM Advised Fund Board. Material violations would be reported to the appropriate AIM Advised Fund Board as part of the AIM Compliance Policies and Procedures Quarterly Certification. For AIM Advised Funds managed directly by AIM, this is accomplished, depending on the fund, through monitoring functionality in proprietary trading applications, in Bloomberg, or through the fund administrator. The respective fund administrator of each AIM Advised Fund also provides additional back-end compliance controls to support monitoring for portfolio compliance with certain SEC, IRS, and prospectus requirements and limitations, including daily compliance exception reporting to AIM and AIM Compliance.

AIM Compliance also works with marketing personnel on the preparation and use of marketing materials for the AIM Advised Funds, and AIM Compliance and the respective distributor of each AIM Advised Fund oversee review of such marketing materials.

I.	Independence of the PIMCO Applicants from Allianz SE

As described above, the PIMCO Applicants, through various intervening subsidiaries, are ultimately owned by Allianz SE. Although Allianz SE indirectly holds 100% of the voting equity in the PIMCO Applicants, the PIMCO Applicants operate their business separately and autonomously from Allianz SE and its other subsidiaries. In particular, Allianz SE and its other subsidiaries are not involved in the PIMCO Applicants’ fund management and investment processes.

This separation has been followed in practice for more than two decades since the acquisition of PIMCO by Allianz SE. It is also documented in written agreements between the PIMCO Applicants and Allianz SE that contemplate explicitly that the PIMCO Applicants will operate independently from any other Allianz asset management subsidiaries and, accordingly, function as competitors in the asset management marketplace. The PIMCO Applicants’ autonomy is demonstrated by separation of many important business functions, including:

Investment Management Activities

Allianz employees are not involved in the portfolio management of PIMCO Funds and accounts, nor do they supervise or oversee the PIMCO Applicants’ portfolio management activities. Investment decisions for PIMCO Funds and accounts, including decisions regarding investment strategy, are made by the PIMCO Applicants’ personnel pursuant to the PIMCO Applicants’ policies, procedures, and guidelines, without consulting with Allianz employees. Unlike some investment managers with semi-independent investment platforms or teams, PIMCO’s portfolio management platform operates in a highly integrated manner, with a common investment philosophy, process and platform. All investment management functions report to PIMCO’s Group Chief Investment Officer (“Group CIO”). PIMCO’s Investment Committee, which is composed of PIMCO’s CIOs and most senior investment professionals, translates the firm’s macroeconomic views into specific investment risk targets which serve as parameters for every PIMCO investment portfolio.

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The PIMCO Applicants do not share information or coordinate investment management decisions with Allianz SE or other Allianz asset management subsidiaries.

•	the PIMCO Applicants do not share investment research;

•	the PIMCO Applicants do not share portfolio holdings or trade information;

•	the PIMCO Applicants do not share client information;

•	the PIMCO Applicants do not coordinate proxy voting and make all decisions independently;

•	the PIMCO Applicants’ products, including funds for which PIMCO Investments is the principal underwriter, are distributed independently; and

•	the PIMCO Applicants’ technology and proprietary trading systems are not shared.

The PIMCO Applicants contract with Allianz insurance subsidiaries for the management of insurance portfolios, and therefore the PIMCO Applicants share information and holdings with respect to those activities as they would with their other clients. Regarding Allianz SE as a parent, information flows are limited to those necessary for appropriate prudent oversight, supervision of controls and group-wide financial reporting and regulatory requirements.

Control Functions

While Allianz SE maintains group-level standards for control functions, the PIMCO Applicants maintain their own control functions that are designed for their specific business activities. These functions follow policies and procedures that have been developed by the PIMCO Applicants, and are performed by personnel directly overseen by the PIMCO Applicants’ leadership. These functions include:

•

the PIMCO Applicants’ Portfolio Risk Management function, which independently oversees risks with respect to the PIMCO Applicants’ investment management activities, using their own systems and operating separately from the risk management functions of Allianz and its asset management subsidiaries.

•

the PIMCO Applicants’ global Compliance organization, which performs compliance responsibilities tailored to all aspects of the PIMCO Applicants’ business, including their registered and private funds, separate accounts and distribution activities.

•	the PIMCO Applicants’ Enterprise Risk Management function, which identifies, manages, and reports risks across the enterprise more broadly.

•	the PIMCO Applicants’ Finance and Accounting functions.

Portfolio Risk Management

Portfolio Risk Management at PIMCO is managed completely independently of risk management functions at Allianz SE as well as other Allianz asset management subsidiaries. The Portfolio Risk Management team is fully integrated into PIMCO’s investment process, and sits alongside the Portfolio Management team on the trading floor. Portfolio Risk Management is headed by a Managing Director (the most senior executive level at PIMCO) with 34 years of investment experience. The head of Portfolio Risk Management reports directly to both PIMCO’s Group CIO and CEO, and is a permanent member of the firm’s Investment Committee. The Portfolio Risk Management team maintains close contact with the firm’s leadership, including through regular updates to the Investment Committee, weekly reviews with the CIO, and monthly reviews with the CEO. The Portfolio Risk Management function reviews trade, position, and market data daily to identify and escalate potential areas of concern in real-time. Portfolio Risk Management integrates analytics and technology in their analyses through proprietary and state of the art portfolio risk applications. The Portfolio Risk Management team applies a number of controls that address key investor and regulatory concerns, including:

•

Portfolio construction. Providing input on the construction of new fund products that integrates PIMCO’s investment outlook, Investment Committee and regional committee investment guidance and client expectations; and monitoring and escalating portfolio outliers.

•	Risk budgeting. Tracking the marginal risk contribution of risk factors in portfolios and ensuring adherence to a predetermined risk budget.

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•	Performance attribution. Identifying and monitoring the drivers of portfolio performance.

•	Stress testing. Measuring the potential impact of adverse market events using forward-looking scenario analysis and historical simulations.

•	Concentration management. Employing single-issuer and sector limits to minimize concentration and overall jump-to-default risk.

•	Liquidity risk management. Defining cash minimums, reviewing liquidity profiles and creating stress playbooks.

•	Counterparty management. Implementing a thorough review of, and strict selection process for, approved counterparties.

Portfolio Risk Management integrates analytics and technology into their analyses through proprietary and state of the art portfolio risk applications. These capabilities are continually being enhanced, and Portfolio Risk Management invests significant resources in the development of its proprietary analytical tools.

Compliance Control Environment

PIMCO’s Compliance group, comprised of approximately 160 compliance professionals around the globe, oversees a robust overall control environment, and operates independently of the compliance groups at Allianz SE as well as other Allianz asset management subsidiaries. Compliance develops, implements, and enforces policies and procedures, and conducts training, risk assessments, monitoring, testing, and reporting. Compliance is physically located in every location where there are portfolio management and trading activities at PIMCO. Some of the components of PIMCO’s compliance control framework include:

•

Investment Compliance. The Investment Compliance team monitors for compliance with regulatory requirements as well as client investment guidelines, at the time of a trade and on a post-trade basis. Any deviations from guidelines are identified and must be approved pursuant to PIMCO’s internal procedures, including with client approval, where required. Even if approved by the client, guideline deviations are rigorously monitored post-trade.

•

Trade Surveillance. The Trade Surveillance team provides additional oversight of portfolio management and trading activities, including by reviewing accounts that over- or under-perform on a monthly basis relative to accounts in the same risk grouping, and conducting surveillance to detect non-compliance with applicable policies and procedures or possible market manipulation. In conducting its reviews, Trade Surveillance may review employees’ electronic communications, including emails, Bloomberg chats and Slack messaging.[17]

•

Marketing Review. The Marketing Review team oversees a comprehensive process for review of marketing material, working closely with the Product Strategy Group (“PSG”) and Client Management on the preparation and use of client communications. The Compliance Marketing Review team applies content guidelines, including substantiation of any claims made and a requirement that any display of performance be consistent with Global Investment Performance Standards (GIPS®) and supported by required documentation and GIPS® disclosure. The Compliance Marketing Review team utilizes a workflow and recordkeeping solution that provides custom search and lexicon review capabilities.

Cross-Functional Oversight

In addition to the control functions described above, a key longstanding feature of PIMCO’s control framework is that fund product development and management are the responsibility of multiple business units. This feature predates PIMCO’s acquisition by Allianz SE in 2000, and has continued through the present. Accordingly, even though portfolio managers are responsible for investment decisions for the funds they manage, they do not have the sole or primary oversight role with respect to fund products. Other functional areas that are in a separate reporting line from Portfolio Management

[17]	PIMCO Compliance also conducts ongoing surveillance of employees’ electronic communications, including PIMCO email, Bloomberg email, Bloomberg chats and Slack messaging.

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play an important oversight role. For example, PSG ensures that products are designed to deliver on client expectations and address client sensitivities, while also monitoring the efficacy of products over the long term. Other functional areas independent of Portfolio Management with fund product oversight responsibilities include Client Management, Fund Operations, and Finance.

Consistent with this cross-functional approach, at PIMCO Account Managers in Client Management and Product Managers in PSG are responsible for communications with institutional clients and intermediaries regarding the products to which they are assigned. Portfolio Managers do not send communications (including client reporting and marketing) directly to clients. When clients ask to speak with Portfolio Managers, Account Managers arrange and participate in the call or meeting. Client reporting is overseen by multiple groups, including PSG, Client Management, and Fund Operations.

Oversight of product development and management at PIMCO also occurs through a number of cross-functional committees and working groups. These include:

•

New Product Business Review Committee. Reviews all new products/strategies offered in the Americas, including for purposes of product suitability, liquidity, key risks, fees and expenses, profitability, and other factors.

•	New Product Risk Committee. Reviews information related to design and risks of new products from an investment operations perspective, including risks related to leverage.

•	Alternatives Business Risk Review Committee. Reviews business and reputational risks of investments by private funds, including hedge funds.

•	Attribution Working Group. Reviews fund performance attribution disclosure, including with respect to performance outliers identified by Trade Surveillance.

•

Allocation Oversight Group. Oversees the firm-wide framework for new issue distributions among existing funds; reviews new alternatives funds and products for investment capacity constraints; and advises the New Product Risk Committee on investment allocation-related issues.

Human Resources and Operations

Hiring, termination, and compensation decisions for the PIMCO Applicants’ personnel and executives are determined entirely pursuant to the PIMCO Applicants’ performance, compensation and human resources processes, independent of any influence by Allianz. Allianz retains the right to approve the hiring of the CEO, Group CIO, CFO, General Counsel, and head of Compliance. Compensation and promotion decisions at PIMCO are made by firm-wide committees, not individuals within an employee’s management chain, and compliance violations can affect compensation via reductions in an employee’s bonus.

Allianz employees do not have access to the PIMCO Applicants’ systems. In addition, the PIMCO Applicants maintain office space separate from other Allianz companies.18 Any agreement by the PIMCO Applicants to use an Allianz entity as a service provider is entirely voluntary on the relevant PIMCO Applicants’ part, and any such agreement is entered into on an arm’s-length basis.

VI.	Further Statement in Support of the Time-Limited Exemption, the Temporary Order and the Permanent Order

A.	Actions Taken With Respect to the Funds

[18]

Although PIMCO Investments maintains an office in the same building as AGI US and ALICONY in New York City, its space is on a different floor from both AGI US and ALICONY, and access by each party to the other’s space is restricted including by keycard.

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To provide the Commission further assurance that the exemptive relief being requested in this Application would be consistent with the public interest and the protection of investors, the Fund Servicing Providers agree that they will, within two weeks from the date of the Temporary Order or the Time-Limited Exemption, as applicable, with respect to each of the Funds for which a Fund Servicing Provider is the primary investment adviser, distribute to the Fund Boards written materials describing the circumstances that led to the Plea Agreement, as well as any effects on the Funds and this Application. With respect to each of the Funds for which a Fund Servicing Provider is not the primary investment adviser, the relevant Fund Servicing Provider will, within two weeks from the date of the Temporary Order or the Time-Limited Exemption, as applicable, provide such materials to the Fund’s primary investment adviser and offer to discuss the materials with such primary investment adviser. The written materials will include an offer to discuss the materials at a meeting with each Fund Board for which Fund Servicing Providers provide Fund Servicing Activities (the format of which (i.e., in person, videoconference or telephonic) will be at the discretion of the Fund Board), including the directors who are not “interested persons” of the Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act. The Fund Servicing Providers undertake to provide the Fund Boards and the primary investment advisers, as relevant, with all information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

B.	Applicants’ Prior Section 9(c) Orders

Certain of Applicants, their predecessors and affiliates previously have applied for and obtained the following orders under Section 9(c).

On February 17, 2004, the Attorney General of New Jersey filed an action in the New Jersey Superior Court against Allianz Dresdner Asset Management of America L.P. (“ADAM”), PA Distributors LLC (“PAD”) and PEA Capital LLC (“PEA”), among others, relating to market timing abuses involving certain funds advised by PA Fund Management LLC (“PAFM”) and sub-advised by PEA (the “Complaint”). On June 1, 2004, without admitting or denying the allegations in the Complaint, ADAM, PAD and PEA entered into a consent order and final judgment entered by the Superior Court of New Jersey, Chancery Division—General Equity of Essex County (the “New Jersey Order”). Without conceding that the New Jersey Order would disqualify them, but as a result of the New Jersey Order, ADAM, PAD, PEA, PAFM, Allianz Life Insurance Company of North America, Allianz Life Insurance Company of New York, Cadence Capital Management LLC, Caywood Scholl Capital Management LLC, Dresdner Advisors LLC, NFJ Investment Group L.P., Nicholas-Applegate Capital Management LLC, Nicholas-Applegate Securities LLC, OCC Distributors LLC, OpCap Advisors LLC, Oppenheimer Capital LLC, PIMCO LLC, PA Retail Holdings LLC, RCM Capital Management LLC, US Allianz Advisers LLC and US Allianz Investor Services LLC (collectively, the “2004 Applicants”) sought a Section 9(c) order.19 The Commission permanently exempted the 2004 Applicants from the prohibitions of Section 9(a) of the Act with respect to the New Jersey Order. Investment Company Act Release Nos. 26601 (September 24, 2004) (notice and temporary order) and 27479 (September 12, 2006) (permanent order).

We submit that because this previously obtained Section 9(c) order was necessitated by an action brought by a state attorney general involving facts and circumstances that do not bear on this Application, in addition to having occurred more than 15 years ago, it has little, if any, relevance to whether this Application should be granted. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

C.	Applicants’ Conditions

Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.

Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

[19]

As a result of various restructurings since the date of the prior application, PEA, Nicholas-Applegate Capital Management LLC, Oppenheimer Capital LLC, RCM Capital Management LLC, and Caywood Scholl Capital Management LLC were ultimately merged into AGI US or wound up. PAD’s name was changed to Allianz Global Investors Distributors LLC, which is a subsidiary of Allianz Global Investors U.S. Holdings LLC, the parent entity of AGI US. PAFM’s name was changed to Allianz Global Investors Fund Management LLC, which was merged into AGI US. ADAM’s name was changed to Allianz Asset Management of America L.P. Some of these restructurings took place prior to the permanent order, and as such the permanent relief was granted to Allianz Global Investors of America L.P., AGID, PEA, Allianz Global Investors Fund Management LLC, ALICONA, ALICONY, Caywood Scholl Capital Management LLC, Dresdner Advisors LLC, NFJ Investment Group L.P., Nicholas-Applegate Capital Management LLC, Nicholas-Applegate Securities LLC, OpCap Advisors LLC, Oppenheimer Capital LLC, PIMCO LLC, Allianz Life Advisers LLC (now known as AIM) and Allianz Life Financial Services, LLC.

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2.

None of Allianz SE, the Applicants, the Covered Persons or any affiliate of any of the foregoing, will employ the former employees of the Pleading Entity or any other person who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

3.

Each of the Applicants and the Covered Persons will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders applicable to it within 60 days of the date of the Permanent Order, or with respect to condition four immediately below, such later date or dates as may be contemplated by the Plea Agreement, the SEC Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct, as and to the extent that the terms and conditions of such orders are applicable to it.

4.

Each of the Applicants and the Covered Persons will comply in all material respects with the material terms and conditions of the Plea Agreement, with the material terms of the SEC Order, and any other orders issued by, or settlements with, regulatory or enforcement agencies addressing the Conduct, in each case as, and to the extent that, such terms and conditions are applicable to it. In addition, within 30 days of each anniversary of the Permanent Order (until and including the third such anniversary), Allianz SE will submit a certification signed by its chief executive officer and its chief compliance officer, confirming that (i) the Pleading Entity has complied with the terms and conditions of the Plea Agreement in all material respects; and (ii) Allianz SE, the Pleading Entity and the Covered Persons have complied with the terms and conditions of the Orders applicable to them in all material respects. Each such certification will be submitted to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement.

5.

Each Applicant will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation by such Applicant of the terms and conditions of the Orders applicable to it within 30 days of discovery of the material violation. In addition, within 30 days of the first anniversary of the Permanent Order, the Continuing Fund Servicing Applicants will submit reports, signed by the chief executive officer of ALICONA (in the case of the Allianz Life Applicants) and the chief executive officer of PIMCO LLC (in the case of the PIMCO Applicants), to the Chief Counsel of the Commission’s Division of Investment Management, summarizing the results of the reviews described in Section V.F. above, including a description of each specific step taken by each Continuing Fund Servicing Applicant to enhance its control and risk management framework since the date of the Permanent Order.

6.

The Pleading Entity commits to provide the staff of the Commission’s Division of Investment Management, no later than one week from the date of the Time-Limited Exemption, a written plan for the transitioning of the Pleading Entity Advised Funds to new sub-advisers, and with respect to the Taiwan Fund, to a new adviser, which plan will include specific action items with associated timetables, and will contemplate the completion of the transition within a ten-week period with respect to the open-end Pleading Entity Advised Funds and within a four-month period with respect to the closed-end Pleading Entity Advised Funds. The Pleading Entity further commits that, during the pendency of the Time-Limited Exemption, the Pleading Entity will use its reasonable best efforts to assist each primary adviser, Pleading Entity Advised Fund Board and/or fund administrator, as applicable, in (A) identifying a potential replacement sub-adviser or adviser, as applicable, (B) soliciting information from those firms, (C) conducting due diligence on such firms, (D) gathering information responsive to requirements of Section 15(c) of the Act, (E) negotiating an advisory contract, (F) drafting prospectus disclosure about the transition, (G) otherwise updating the Fund’s registration statement, (H) obtaining Pleading Entity Advised Fund Board approval consistent with the Act, and (I) with respect to the closed-end Funds, seeking shareholder approval of the new sub-adviser or adviser, as applicable. The Pleading Entity will report to the staff of the Commission’s Division of Investment Management on the progress of the transition and the actions being taken by the Pleading Entity to further such transition no less frequently than every two weeks. The Pleading Entity or one or more of its affiliates will bear all expenses associated with the transitions, and no Pleading Entity Advised Funds will directly or indirectly bear any expenses associated with such transitions, including any expenses associated with obtaining shareholder approval, if applicable.

7.

The Time-Limited Exemption will remain in place (i) with respect to the open-end Pleading Entity Advised Funds for which the Pleading Entity serves as a sub-adviser, for a ten-week period from the date of the Time-Limited Exemption; and (ii) with respect to the closed-end Pleading Entity Advised Funds, for a four-month period from the date of the Time-Limited Exemption.

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D.	Conclusion

In conclusion, for the reasons set forth in this Application, the Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and, as applicable, the Covered Persons, for the entry of the Orders by the Commission.

VII.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to the following persons:

For the Pleading Entity and Allianz SE

John Viggiano, U.S. General Counsel

1633 Broadway, 43rd Floor

New York, NY 10019

john.viggiano@allianzgi.com

For ALICONA, AIM and ALFS

Erik T. Nelson, Associate General Counsel

5701 Golden Hills Drive

Minneapolis, MN 55416

erik.nelson@allianzlife.com

For ALICONY

Erik T. Nelson, Associate General Counsel

NW 5990

PO Box 1450

Minneapolis, MN 55485-5989

erik.nelson@allianzlife.com

For PIMCO LLC and PIMCO Investments

Paul G. Cellupica, Executive VP and Deputy General Counsel

650 Newport Center Drive

Newport Beach, California 92660

paul.cellupica@pimco.com

with copies to:

Frederick Wertheim

Wendy M. Goldberg

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, General Partner, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-9 to this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

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SIGNATURES

Applicant named below has caused this Application to be duly signed on its behalf on May 17, 2022. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ John Viggiano
	Name:	John Viggiano
	Title:	General Counsel and Authorized Signatory

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Applicant named below has caused this Application to be duly signed on its behalf on May 17, 2022. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

ALLIANZ INVESTMENT MANAGEMENT LLC

By:	/s/ Todd Hedtke
	Name:	Todd Hedtke
	Title:	Chief Executive Officer

By:	/s/ Brian Muench
	Name:	Brian Muench
	Title:	President and Managing Director

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Applicant named below has caused this Application to be duly signed on its behalf on May 17, 2022. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

By:	/s/ Brent Hipsher
	Name:	Brent Hipsher
	Title:	Chief Financial Officer and Treasurer

By:	/s/ Matthew C. Dian
	Name:	Matthew C. Dian
	Title:	Vice President, Chief Compliance Officer

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Applicant named below has caused this Application to be duly signed on its behalf on May 17, 2022. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

By:	/s/ Jasmine M. Jirele
	Name:	Jasmine M. Jirele
	Title:	President and Chief Executive Officer

By:	/s/ William E. Gaumond
	Name:	William E. Gaumond
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

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Applicant named below has caused this Application to be duly signed on its behalf on May 17, 2022. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Jasmine M. Jirele
	Name:	Jasmine M. Jirele
	Title:	Chief Executive Officer

By:	/s/ William E. Gaumond
	Name:	William E. Gaumond
	Title:	Chief Financial Officer and Treasurer

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Applicant named below has caused this Application to be duly signed on its behalf on May 17, 2022. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ John Kirkowski
	Name:	John Kirkowski
	Title:	Managing Director, Chief Financial Officer

By:	/s/ David Flattum
	Name:	David Flattum
	Title:	Managing Director, Global General Counsel

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Applicant named below has caused this Application to be duly signed on its behalf on May 17, 2022. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

PIMCO INVESTMENTS LLC

By:	/s/ John Kirkowski
	Name:	John Kirkowski
	Title:	Managing Director

By:	/s/ Paul Cellupica
	Name:	Paul Cellupica
	Title:	Executive Vice-President

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Applicant named below has caused this Application to be duly signed on its behalf on May 17, 2022. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

ALLIANZ SE

By:	/s/ Hans-Konrad Ress
	Name:	Dr. Hans-Konrad Ress
	Title:	General Counsel (Prokurist)

By:	/s/ Norbert Schlund
	Name:	Norbert Schlund
	Title:	Group Legal, Head of Corporate Law & Governance (Prokurist)

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EXHIBIT A-1

The undersigned, being an authorized signatory of Allianz Global Investors U.S. LLC (“AGI US”), certifies that this Application is signed by John Viggiano pursuant to the authority vested in him as an authorized signatory of AGI US, a limited liability company organized and existing under the laws of Delaware.

IN WITNESS WHEREOF, I have set my hand this May 17, 2022.

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ Thomas Schindler
	Name:	Thomas Schindler
	Title:	Authorized Signatory

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EXHIBIT A-2

The undersigned, being elected Secretary of Allianz Investment Management LLC (“AIM”), certifies that this Application is signed by Todd Hedtke, Chief Executive Officer of AIM and Brian Muench, President and Managing Director of AIM, pursuant to the general authority vested in them as such under the Amended and Restated Limited Liability Company Agreement of AIM, a limited liability company organized and existing under the laws of Minnesota.

IN WITNESS WHEREOF, I have set my hand this May 17, 2022.

ALLIANZ INVESTMENT MANAGEMENT LLC

By:	/s/ Erik T. Nelson
	Name:	Erik T. Nelson
	Title:	Secretary

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EXHIBIT A-3

The undersigned, being elected Secretary of Allianz Life Financial Services, LLC (“ALFS”), certifies that this Application is signed by Brent Hipsher, Chief Financial Officer and Treasurer of ALFS and Matthew C. Dian, Vice President, Chief Compliance Officer of ALFS, pursuant to the general authority vested in them as such under the Operating Agreement of ALFS, a limited liability company organized and existing under the laws of Minnesota.

IN WITNESS WHEREOF, I have set my hand this May 17, 2022.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

By:	/s/ Kristine M. Lord-Krahn
	Name:	Kristine M. Lord-Krahn
	Title:	Secretary

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EXHIBIT A-4

The undersigned, being elected Secretary of Allianz Life Insurance Company of North America (“ALICONA”), certifies that this Application is signed by Jasmine M. Jirele, President and Chief Executive Officer of ALICONA, and William E. Gaumond, Senior Vice President, Chief Financial Officer and Treasurer of ALICONA, pursuant to the general authority vested in them as such under the Amended and Restated Bylaws, dated August 1, 2006, and the Corporate Governance and Management Guidelines, effective February 23, 2022, of ALICONA, a stock life insurance company organized and existing under the laws of Minnesota.

IN WITNESS WHEREOF, I have set my hand this May 17, 2022.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

By:	/s/ Gretchen Cepek
	Name:	Gretchen Cepek
	Title:	Secretary

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EXHIBIT A-5

The undersigned, being elected Secretary of Allianz Life Insurance Company of New York (“ALICONY”), certifies that this Application is signed by Jasmine M. Jirele, Chief Executive Officer of ALICONY, and William E. Gaumond, Chief Financial Officer and Treasurer of ALICONY, pursuant to the general authority vested in them under the Restated Bylaws, effective March 9, 2011, of ALICONY, a stock life insurance company organized and existing under the laws of New York.

IN WITNESS WHEREOF, I have set my hand this May 17, 2022.

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Gretchen Cepek
	Name:	Gretchen Cepek
	Title:	Secretary

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EXHIBIT A-6

The undersigned, being appointed Assistant Secretary of Pacific Investment Management Company LLC (“PIMCO LLC”), certifies that this Application is signed by John Kirkowski, Managing Director, Chief Financial Officer of PIMCO LLC and David Flattum, Managing Director, Global General Counsel of PIMCO LLC, pursuant to the general authority vested in them as such under the Amended and Restated Limited Liability Company Agreement of PIMCO LLC, a limited liability company organized and existing under the laws of Delaware.

IN WITNESS WHEREOF, I have set my hand this May 17, 2022.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Zephram Yowell
	Name:	Zephram Yowell
	Title:	Assistant Secretary

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EXHIBIT A-7

The undersigned, being appointed Secretary of PIMCO Investments LLC (“PIMCO Investments”), certifies that this Application is signed by John Kirkowski, authorized signatory of PIMCO Investments and Paul Cellupica, authorized signatory of PIMCO Investments, pursuant to the general authority vested in them as such under the Amended and Restated Limited Liability Company Agreement of PIMCO Investments, a limited liability company organized and existing under the laws of Delaware.

IN WITNESS WHEREOF, I have set my hand this May 17, 2022.

PIMCO INVESTMENTS LLC

By:	/s/ Yitzhak Dubitzky
	Name:	Yitzhak Dubitzky
	Title:	Secretary

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EXHIBIT A-8

The undersigned, being authorized signatories of Allianz SE, certify that this Application is signed by Dr. Hans-Konrad Ress, General Counsel of Allianz SE and Norbert Schlund, Group Legal, Head of Corporate Law and Governance of Allianz SE, pursuant to the general authority vested in them as such under the power of procuration of Allianz SE, a corporation organized and existing under the laws of Germany.

IN WITNESS WHEREOF, we have set our hand this May 17, 2022.

ALLIANZ SE

By:	/s/ Adrian Glaesner
	Name:	Dr. Adrian Glaesner
	Title:	Authorized Representative

By:	/s/ Keve Kovacks
	Name:	Dr. Keve Kovacks
	Title:	Authorized Representative

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Appendix A

Part 1 — Funds for Which Allianz Global Investors US LLC Serves as Investment Adviser or Sub-Adviser

OPEN-END FUNDS20

Virtus Investment Trust

Virtus AllianzGI Emerging Markets Opportunities Fund

Virtus AllianzGI Focused Growth Fund

Virtus AllianzGI Global Small-Cap Fund

Virtus AllianzGI Health Sciences Fund

Virtus AllianzGI Income & Growth Fund

Virtus AllianzGI Mid-Cap Growth Fund

Virtus AllianzGI Small-Cap Fund

Virtus AllianzGI Technology Fund

Virtus Strategy Trust

Virtus AllianzGI Convertible Fund

Virtus AllianzGI Core Plus Bond Fund

Virtus AllianzGI Global Allocation Fund

Virtus AllianzGI Global Dynamic Allocation Fund

Virtus AllianzGI Global Sustainability Fund

Virtus AllianzGI High Yield Bond Fund

Virtus AllianzGI International Small-Cap Fund

Virtus AllianzGI Preferred Securities and Income Fund

Virtus AllianzGI Short Duration High Income Fund

Virtus AllianzGI Water Fund

Advanced Series Trust

AST AllianzGI World Trends Portfolio

Prudential Series Fund

PSF Natural Resources Portfolio

EQ Advisors Trust

Multimanager Technology Portfolio21

Wilmington Funds

Wilmington International Fund22

[20]	AGI US serves as a sub-adviser to all listed open-end Funds.
[21]	AGI US serves as a sub-adviser to a sleeve(s) of the Fund.
[22]	AGI US serves as a sub-adviser to a sleeve(s) of the Fund.

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VALIC Company I

Science & Technology Fund23

Mid Cap Strategic Growth Fund24

Nationwide Variable Insurance Trust

NVIT AllianzGI International Growth Fund

Nationwide Mutual Funds

Nationwide AllianzGI International Growth Fund

Allspring (F/K/A Wells Fargo) Funds Trust

Allspring Specialized Technology Fund

John Hancock Variable Insurance Trust

Science & Technology Trust25

John Hancock Funds II

John Hancock Science & Technology Fund26

Lincoln Variable Insurance Products Trust

LVIP Global Income Fund27

CLOSED-END FUNDS28

Virtus AllianzGI Convertible & Income Fund

Virtus AllianzGI Convertible & Income Fund II

Virtus AllianzGI Convertible & Income 2024 Target Term Fund

Virtus AllianzGI Artificial Intelligence & Technology Opportunities Fund

Virtus AllianzGI Diversified Income & Convertible Fund

Virtus AllianzGI Equity & Convertible Income Fund

Virtus Dividend, Interest & Premium Strategy Fund29

The Taiwan Fund, Inc.

[23]	AGI US serves as a sub-adviser to a sleeve(s) of the Fund.
[24]	AGI US serves as a sub-adviser to a sleeve(s) of the Fund.
[25]	AGI US serves as a sub-adviser to a sleeve(s) of the Fund.
[26]	AGI US serves as a sub-adviser to a sleeve(s) of the Fund.
[27]	AGI US serves as a sub-adviser to a sleeve(s) of the Fund.
[28]	AGI US is the primary investment adviser of The Taiwan Fund and the sub-adviser to the other listed closed-end Funds.
[29]	AGI US serves as a sub-adviser to a sleeve(s) of the Fund.

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Part 2 — Funds for Which Allianz Investment Management LLC

Serves as Investment Adviser

AIM ETF Products Trust

AllianzIM U.S. Large Cap Buffer10 Apr ETF

AllianzIM U.S. Large Cap Buffer20 Apr ETF

AllianzIM U.S. Large Cap Buffer10 Jul ETF

AllianzIM U.S. Large Cap Buffer20 Jul ETF

AllianzIM U.S. Large Cap Buffer10 Oct ETF

AllianzIM U.S. Large Cap Buffer20 Oct ETF

AllianzIM U.S. Large Cap Buffer10 Jan ETF

AllianzIM U.S. Large Cap Buffer20 Jan ETF

AllianzIM U.S. Large Cap 6 Month Buffer10 Apr/Oct ETF

AllianzIM U.S. Large Cap 6 Month Buffer10 Jan/Jul ETF

AllianzIM U.S. Large Cap Floor10 Jan ETF30

AllianzIM U.S. Large Cap Floor10 Apr ETF31

AllianzIM U.S. Large Cap Floor10 Jul ETF32

AllianzIM U.S. Large Cap Floor10 Oct ETF33

Allianz Variable Insurance Products Trust

AZL DFA Five-Year Global Fixed Income Fund

AZL DFA International Core Equity Fund

AZL DFA U.S. Core Equity Fund

AZL DFA U.S. Small Cap Fund

AZL Enhanced Bond Index Fund

AZL FIAM Multi-Strategy Fund

AZL FIAM Total Bond Fund

AZL Gateway Fund

AZL Government Money Market Fund

AZL International Index Fund

AZL MetWest Total Return Bond Fund

AZL Mid Cap Index Fund

AZL Moderate Index Strategy Fund

AZL MSCI Emerging Mkts Equity Index Fund

AZL MSCI Global Equity Index Fund

AZL Russell 1000 Growth Index Fund

AZL Russell 1000 Value Index Fund

AZL S&P 500 Index Fund

AZL Small Cap Stock Index Fund

AZL T. Rowe Price Capital Appreciation Fund

Allianz Variable Insurance Products Fund Of Funds Trust

AZL Balanced Index Strategy Fund

AZL DFA Multi-Strategy Fund

AZL MVP Balanced Index Strategy Fund

AZL MVP DFA Multi-Strategy Fund

AZL MVP FIAM Multi-Strategy Fund

AZL MVP Fusion Balanced Fund

[30]	This Fund has not yet launched, and there is no present schedule to launch, however it is included in a currently effective registration statement.
[31]	AGI US serves as a sub-adviser to a sleeve(s) of the Fund.
[32]	This Fund has not yet launched, and there is no present schedule to launch, however it is included in a currently effective registration statement.
[33]	This Fund has not yet launched, and there is no present schedule to launch, however it is included in a currently effective registration statement.

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AZL MVP Fusion Conservative Fund

AZL MVP Fusion Moderate Fund

AZL MVP Global Balanced Index Strat Fund

AZL MVP Growth Index Strategy Fund

AZL MVP Moderate Index Strategy Fund

AZL MVP T. Rowe Price Capital Appreciation Plus Fund

Part 3 — Funds for Which Allianz Life Financial Services, LLC Serves as Principal Underwriter

Allianz Variable Insurance Products Trust

AZL DFA Five-Year Global Fixed Income Fund

AZL DFA International Core Equity Fund

AZL DFA U.S. Core Equity Fund

AZL DFA U.S. Small Cap Fund

AZL Enhanced Bond Index Fund

AZL FIAM Multi-Strategy Fund

AZL FIAM Total Bond Fund

AZL Gateway Fund

AZL Government Money Market Fund

AZL International Index Fund

AZL MetWest Total Return Bond Fund

AZL Mid Cap Index Fund

AZL Moderate Index Strategy Fund

AZL MSCI Emerging Mkts Equity Index Fund

AZL MSCI Global Equity Index Fund

AZL Russell 1000 Growth Index Fund

AZL Russell 1000 Value Index Fund

AZL S&P 500 Index Fund

AZL Small Cap Stock Index Fund

AZL T. Rowe Price Capital Appreciation Fund

Allianz Variable Insurance Products Fund Of Funds Trust

AZL Balanced Index Strategy Fund

AZL DFA Multi-Strategy Fund

AZL MVP Balanced Index Strategy Fund

AZL MVP DFA Multi-Strategy Fund

AZL MVP FIAM Multi-Strategy Fund

AZL MVP Fusion Balanced Fund

AZL MVP Fusion Conservative Fund

AZL MVP Fusion Moderate Fund

AZL MVP Global Balanced Index Strat Fund

AZL MVP Growth Index Strategy Fund

AZL MVP Moderate Index Strategy Fund

AZL MVP T. Rowe Price Capital Appreciation Plus Fund

Variable Insurance Separate Accounts

Allianz Life Variable Account A

Allianz Life Variable Account B

Allianz Life of NY Variable Account C

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Part 4 — Funds for Which Allianz Life Insurance Company of North America Serves as Depositor

Variable Insurance Separate Accounts

Allianz Life Variable Account A

Allianz Life Variable Account B

Part 5 — Funds for Which Allianz Life Insurance Company of New York Serves as Depositor

Variable Insurance Separate Accounts

Allianz Life of NY Variable Account C

Part 6 —Funds for Which Pacific Investment Management Company LLC Serves as Investment Adviser or Sub-Adviser34

CLOSED-END FUNDS

PCM Fund, Inc.

PIMCO California Municipal Income Fund

PIMCO California Municipal Income Fund II

PIMCO California Municipal Income Fund III

PIMCO Corporate & Income Opportunity Fund

PIMCO Corporate & Income Strategy Fund

PIMCO Dynamic Credit and Mortgage Income Fund

PIMCO Dynamic Income Fund

PIMCO Dynamic Income Opportunities Fund

PIMCO Energy and Tactical Credit Opportunities Fund

PIMCO Global StocksPLUS® & Income Fund

PIMCO High Income Fund

PIMCO Income Opportunity Fund

PIMCO Income Strategy Fund

PIMCO Income Strategy Fund II

PIMCO Municipal Income Fund

PIMCO Municipal Income Fund II

PIMCO Municipal Income Fund III

PIMCO New York Municipal Income Fund

PIMCO New York Municipal Income Fund II

PIMCO New York Municipal Income Fund III

PIMCO Strategic Income Fund, Inc.

OPEN-END FUNDS

Advised Funds

PIMCO Equity Series

PIMCO Dividend and Income Fund

PIMCO RAE Emerging Markets Fund

PIMCO RAE Global ex-US Fund

PIMCO RAE Global Fund

PIMCO RAE International Fund

PIMCO RAE US Fund

PIMCO RAE US Small Fund

PIMCO REALPATH® Blend 2025 Fund

PIMCO REALPATH® Blend 2030 Fund

PIMCO REALPATH® Blend 2035 Fund

PIMCO REALPATH® Blend 2040 Fund

[34]	Funds with brackets have not yet filed. A determination as to whether such funds should remain in the Appendix or be removed will be made prior to final submission.

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PIMCO REALPATH® Blend 2045 Fund

PIMCO REALPATH® Blend 2050 Fund

PIMCO REALPATH® Blend 2055 Fund

PIMCO REALPATH® Blend 2060 Fund

PIMCO REALPATH® Blend Income Fund

PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF

PIMCO RAFI Dynamic Multi-Factor International Equity ETF

PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF

PIMCO RAFI ESG U.S. ETF

PIMCO Equity Series VIT

PIMCO StocksPLUS® Global Portfolio

PIMCO ETF Trust

PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund

PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund

PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund

PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund

PIMCO Active Bond Exchange-Traded Fund

PIMCO Broad U.S. TIPS Index Exchange-Traded Fund

PIMCO Enhanced Low Duration Active Exchange-Traded Fund

PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund

PIMCO Enhanced Short Maturity Active Exchange-Traded Fund

PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund

PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund

PIMCO Municipal Income Opportunities Active Exchange-Traded Fund

PIMCO Short Term Municipal Bond Active Exchange-Traded Fund

PIMCO Government Limited Maturity Active Exchange-Traded Fund

PIMCO Prime Limited Maturity Active Exchange-Traded Fund

PIMCO Senior Loan Active Exchange-Traded Fund

PIMCO Funds

PIMCO All Asset All Authority Fund

PIMCO All Asset Fund

PIMCO California Intermediate Municipal Bond Fund

PIMCO California Municipal Bond Fund

PIMCO California Short Duration Municipal Income Fund

PIMCO Climate Bond Fund

PIMCO CommoditiesPLUS® Strategy Fund

PIMCO CommodityRealReturn Strategy Fund®

PIMCO Credit Opportunities Bond Fund

PIMCO Diversified Income Fund

PIMCO Dynamic Bond Fund

PIMCO Emerging Markets Bond Fund

PIMCO Emerging Markets Corporate Bond Fund

PIMCO Emerging Markets Currency and Short-Term Investments Fund

PIMCO Emerging Markets Full Spectrum Bond Fund

PIMCO Emerging Markets Local Currency and Bond Fund

PIMCO ESG Income Fund

PIMCO Extended Duration Fund

PIMCO Global Advantage® Strategy Bond Fund

PIMCO Global Bond Opportunities Fund (U.S. Dollar-Hedged)

PIMCO Global Bond Opportunities Fund (Unhedged)

PIMCO Global Core Asset Allocation Fund

PIMCO GNMA and Government Securities Fund

PIMCO Government Money Market Fund

PIMCO California Municipal Intermediate Value Fund

PIMCO California Municipal Opportunistic Value Fund

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PIMCO National Municipal Intermediate Value Fund

PIMCO National Municipal Opportunistic Value Fund

PIMCO High Yield Fund

PIMCO High Yield Municipal Bond Fund

PIMCO High Yield Spectrum Fund

PIMCO Income Fund

PIMCO Inflation Response Multi-Asset Fund

PIMCO International Bond Fund (U.S. Dollar-Hedged)

PIMCO International Bond Fund (Unhedged)

PIMCO Investment Grade Credit Bond Fund

PIMCO Long Duration Total Return Fund

PIMCO Long-Term Credit Bond Fund

PIMCO Long-Term Real Return Fund

PIMCO Long-Term U.S. Government Fund

PIMCO Low Duration ESG Fund

PIMCO Low Duration Fund

PIMCO Low Duration Fund II

PIMCO Low Duration Income Fund

PIMCO Moderate Duration Fund

PIMCO Mortgage Opportunities and Bond Fund

PIMCO Mortgage-Backed Securities Fund

PIMCO Municipal Bond Fund

PIMCO National Intermediate Municipal Bond Fund

PIMCO New York Municipal Bond Fund

PIMCO Preferred and Capital Securities Fund

PIMCO RAE Fundamental Advantage PLUS Fund

PIMCO RAE PLUS EMG Fund

PIMCO RAE PLUS Fund

PIMCO RAE PLUS International Fund

PIMCO RAE PLUS Small Fund

PIMCO RAE Worldwide Long/Short PLUS Fund

PIMCO Real Return Fund

PIMCO RealEstateRealReturn Strategy Fund

PIMCO Low Duration Credit Fund (fka PIMCO Senior Floating Rate Fund as of 05-03/21)

PIMCO Short Asset Investment Fund

PIMCO Short Duration Municipal Income Fund

PIMCO Short-Term Fund

PIMCO StocksPLUS® Absolute Return Fund

PIMCO StocksPLUS® Fund

PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged)

PIMCO StocksPLUS® International Fund (Unhedged)

PIMCO StocksPLUS® Long Duration Fund

PIMCO StocksPLUS® Short Fund

PIMCO StocksPLUS® Small Fund

PIMCO Strategic Bond Fund

PIMCO Total Return ESG Fund

PIMCO Total Return Fund

PIMCO Total Return Fund II

PIMCO Total Return Fund IV

PIMCO TRENDS Managed Futures Strategy Fund

PAPS (PIMCO Funds: Private Account Portfolio Series is not a separate Trust but a part of PIMCO Funds)

PIMCO ABS and Short-Term Investments Portfolio

PIMCO All Asset: Multi-Short PLUS Fund

PIMCO All Asset: Multi-RAE PLUS Fund

PIMCO All Asset: Multi-Real Fund

PIMCO EM Bond and Short-Term Investments Portfolio

PIMCO High Yield and Short-Term Investments Portfolio

PIMCO International Portfolio

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PIMCO Investment Grade Credit Bond Portfolio

PIMCO Long Duration Credit Bond Portfolio

PIMCO Low Duration Portfolio

PIMCO Moderate Duration Portfolio

PIMCO Mortgage and Short-Term Investments Portfolio

PIMCO Municipal Portfolio

PIMCO Real Return Portfolio

PIMCO Short Asset Portfolio

PIMCO Short-Term Floating NAV Portfolio II

PIMCO Short-Term Floating NAV Portfolio III

PIMCO Short-Term Portfolio

PIMCO U.S. Government and Short-Term Investments Portfolio

PIMCO Sector Fund Series- AH

PIMCO Sector Fund Series- AI

PIMCO Sector Fund Series- AM

PIMCO Sector Fund Series- BC

PIMCO Sector Fund Series- BL

PIMCO Sector Fund Series- EE

PIMCO Sector Fund Series- H

PIMCO Sector Fund Series- I

PVIT (PIMCO Variable Insurance Trust)

PIMCO All Asset Portfolio

PIMCO Balanced Allocation Portfolio

PIMCO CommodityRealReturn® Strategy Portfolio

PIMCO Dynamic Bond Portfolio

PIMCO Emerging Markets Bond Portfolio

PIMCO Global Bond Opportunities Portfolio (Unhedged)

PIMCO Global Core Bond (Hedged) Portfolio

PIMCO Global Diversified Allocation Portfolio

PIMCO Global Managed Asset Allocation Portfolio

PIMCO High Yield Portfolio

PIMCO Income Portfolio

PIMCO International Bond Portfolio (U.S. Dollar-Hedged)

PIMCO International Bond Portfolio (Unhedged)

PIMCO Long-Term U.S. Government Portfolio

PIMCO Low Duration Portfolio

PIMCO Real Return Portfolio

PIMCO Short-Term Portfolio

PIMCO Total Return Portfolio

Interval Funds

PIMCO Flexible Credit Income Fund

PIMCO Flexible Municipal Income Fund

PIMCO Flexible Real Estate Income Fund

PIMCO Flexible Emerging Markets Income Fund

PIMCO California Flexible Municipal Income Fund

Business Development Company

PIMCO Capital Solutions BDC Corp.

PIMCO Access Income Fund

PIMCO Managed Accounts Trust

Fixed Income Shares: Series C

Fixed Income Shares: Series LD

Fixed Income Shares: Series M

Fixed Income Shares: Series R

Fixed Income Shares: Series TE

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Sub-Advised Funds

Advanced Series Trust

AST Advanced Strategies Portfolio (Advanced Strategies I)

AST Advanced Strategies Portfolio (Hedged International Bond)

AST PIMCO Corporate Bond Portfolio

Bridge Builder Trust

Bridge Builder Core Plus Bond Fund

Brighthouse Funds Trust I

Brighthouse Balanced Plus Portfolio

PIMCO Total Return Portfolio

PIMCO Inflation Protected Bond Portfolio

EQ Advisors Trust

EQ/PIMCO Real Return Portfolio

EQ/PIMCO Total Return Portfolio

EQ/PIMCO Global Real Return Portfolio

EQ/Quality Bond PLUS Portfolio

EQ Advisors Trust

Multimanager Core Bond Portfolio

EQ/PIMCO Ultra Short Bond Portfolio

GuideStone Funds Low-Duration Bond Fund

GuideStone Funds Medium-Duration Bond Fund

Harbor Bond Fund

HC Capital Trust

The Core Fixed Income Portfolio

The Corporate Opportunities Portfolio

The Institutional International Equity Portfolio

The U.S. Corporate Fixed Income Securities Portfolio

The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio

JNL/PIMCO Income Fund

JNL/PIMCO Investment Grade Credit Bond Fund

JNL/PIMCO Real Return Fund

LVIP PIMCO Low Duration Bond Fund

MainStay VP Funds Trust

MainStay VP PIMCO Real Return Portfolio

Morgan Stanley Pathway Funds

Inflation-Linked Fixed Income Fund

International Fixed Income Fund

Ultra-Short Term Fixed Income Fund

Northwestern Mutual Series Fund Inc.

Long-Term U. S. Government Bond Portfolio

Multi-Sector Bond Portfolio

Optimum Fixed Income Fund

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PACE Mortgage-Backed Securities Fixed Income Investments

PACE Strategic Fixed Income Investments

Pacific Funds Series Trust

PF Inflation Managed Fund

PF Managed Bond Fund

Pacific Select Fund - Inflation Managed Portfolio

Pacific Select Fund - Managed Bond Portfolio

SEI Tax Exempt Trust

Tax-Advantaged Income Fund

Six Circles Credit Opportunity Fund

Six Circles Global Bond Fund

Six Circles Tax Aware Ultra Short Duration Fund

Six Circles Ultra Short Duration Fund

SunAmerica Series Trust

SA PIMCO RAE International Value Portfolio

SA PIMCO VCP Tactical Balanced Portfolio

Transamerica PIMCO Tactical - Balanced VP

Transamerica PIMCO Tactical - Conservative VP

Transamerica PIMCO Tactical - Growth VP

Transamerica PIMCO Total Return VP

Transamerica Total Return

Part 7 — Funds for Which PIMCO Investments LLC

Serves as Principal Underwriter

PIMCO Equity Series

PIMCO Dividend and Income Fund

PIMCO RAE Emerging Markets Fund

PIMCO RAE Global ex-US Fund

PIMCO RAE Global Fund

PIMCO RAE International Fund

PIMCO RAE US Fund

PIMCO RAE US Small Fund

PIMCO REALPATH® Blend 2025 Fund

PIMCO REALPATH® Blend 2030 Fund

PIMCO REALPATH® Blend 2035 Fund

PIMCO REALPATH® Blend 2040 Fund

PIMCO REALPATH® Blend 2045 Fund

PIMCO REALPATH® Blend 2050 Fund

PIMCO REALPATH® Blend 2055 Fund

PIMCO REALPATH® Blend 2060 Fund

PIMCO REALPATH® Blend Income Fund

PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF

PIMCO RAFI Dynamic Multi-Factor International Equity ETF

PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF

PIMCO RAFI ESG U.S. ETF

PIMCO Equity Series VIT

PIMCO StocksPLUS® Global Portfolio

PIMCO ETF Trust

PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund

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PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund

PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund

PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund

PIMCO Active Bond Exchange-Traded Fund

PIMCO Broad U.S. TIPS Index Exchange-Traded Fund

PIMCO Enhanced Low Duration Active Exchange-Traded Fund

PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund

PIMCO Enhanced Short Maturity Active Exchange-Traded Fund

PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund

PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund

PIMCO Municipal Income Opportunities Active Exchange-Traded Fund

PIMCO Short Term Municipal Bond Active Exchange-Traded Fund

PIMCO Government Limited Maturity Active Exchange-Traded Fund

PIMCO Prime Limited Maturity Active Exchange-Traded Fund

PIMCO Senior Loan Active Exchange-Traded Fund

PIMCO Funds

PIMCO All Asset All Authority Fund

PIMCO All Asset Fund

PIMCO California Intermediate Municipal Bond Fund

PIMCO California Municipal Bond Fund

PIMCO California Short Duration Municipal Income Fund

PIMCO Climate Bond Fund

PIMCO CommoditiesPLUS® Strategy Fund

PIMCO CommodityRealReturn Strategy Fund®

PIMCO Credit Opportunities Bond Fund

PIMCO Diversified Income Fund

PIMCO Dynamic Bond Fund

PIMCO Emerging Markets Bond Fund

PIMCO Emerging Markets Corporate Bond Fund

PIMCO Emerging Markets Currency and Short-Term Investments Fund

PIMCO Emerging Markets Full Spectrum Bond Fund

PIMCO Emerging Markets Local Currency and Bond Fund

PIMCO ESG Income Fund

PIMCO Extended Duration Fund

PIMCO Global Advantage® Strategy Bond Fund

PIMCO Global Bond Opportunities Fund (U.S. Dollar-Hedged)

PIMCO Global Bond Opportunities Fund (Unhedged)

PIMCO Global Core Asset Allocation Fund

PIMCO GNMA and Government Securities Fund

PIMCO Government Money Market Fund

PIMCO California Municipal Intermediate Value Fund

PIMCO California Municipal Opportunistic Value Fund

PIMCO National Municipal Intermediate Value Fund

PIMCO National Municipal Opportunistic Value Fund

PIMCO High Yield Fund

PIMCO High Yield Municipal Bond Fund

PIMCO High Yield Spectrum Fund

PIMCO Income Fund

PIMCO Inflation Response Multi-Asset Fund

PIMCO International Bond Fund (U.S. Dollar-Hedged)

PIMCO International Bond Fund (Unhedged)

PIMCO Investment Grade Credit Bond Fund

PIMCO Long Duration Total Return Fund

PIMCO Long-Term Credit Bond Fund

PIMCO Long-Term Real Return Fund

PIMCO Long-Term U.S. Government Fund

PIMCO Low Duration ESG Fund

PIMCO Low Duration Fund

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PIMCO Low Duration Fund II

PIMCO Low Duration Income Fund

PIMCO Moderate Duration Fund

PIMCO Mortgage Opportunities and Bond Fund

PIMCO Mortgage-Backed Securities Fund

PIMCO Municipal Bond Fund

PIMCO National Intermediate Municipal Bond Fund

PIMCO New York Municipal Bond Fund

PIMCO Preferred and Capital Securities Fund

PIMCO RAE Fundamental Advantage PLUS Fund

PIMCO RAE PLUS EMG Fund

PIMCO RAE PLUS Fund

PIMCO RAE PLUS International Fund

PIMCO RAE PLUS Small Fund

PIMCO RAE Worldwide Long/Short PLUS Fund

PIMCO Real Return Fund

PIMCO RealEstateRealReturn Strategy Fund

PIMCO Low Duration Credit Fund (fka PIMCO Senior Floating Rate Fund as of 05-03/21)

PIMCO Short Asset Investment Fund

PIMCO Short Duration Municipal Income Fund

PIMCO Short-Term Fund

PIMCO StocksPLUS® Absolute Return Fund

PIMCO StocksPLUS® Fund

PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged)

PIMCO StocksPLUS® International Fund (Unhedged)

PIMCO StocksPLUS® Long Duration Fund

PIMCO StocksPLUS® Short Fund

PIMCO StocksPLUS® Small Fund

PIMCO Strategic Bond Fund

PIMCO Total Return ESG Fund

PIMCO Total Return Fund

PIMCO Total Return Fund II

PIMCO Total Return Fund IV

PIMCO TRENDS Managed Futures Strategy Fund

PAPS (PIMCO Funds: Private Account Portfolio Series is not a separate Trust but a part of PIMCO Funds)

PIMCO ABS and Short-Term Investments Portfolio

PIMCO All Asset: Multi-Short PLUS Fund

PIMCO All Asset: Multi-RAE PLUS Fund

PIMCO All Asset: Multi-Real Fund

PIMCO EM Bond and Short-Term Investments Portfolio

PIMCO High Yield and Short-Term Investments Portfolio

PIMCO International Portfolio

PIMCO Investment Grade Credit Bond Portfolio

PIMCO Long Duration Credit Bond Portfolio

PIMCO Low Duration Portfolio

PIMCO Moderate Duration Portfolio

PIMCO Mortgage and Short-Term Investments Portfolio

PIMCO Municipal Portfolio

PIMCO Real Return Portfolio

PIMCO Short Asset Portfolio

PIMCO Short-Term Floating NAV Portfolio II

PIMCO Short-Term Floating NAV Portfolio III

PIMCO Short-Term Portfolio

PIMCO U.S. Government and Short-Term Investments Portfolio

PIMCO Sector Fund Series- AH

PIMCO Sector Fund Series- AI

PIMCO Sector Fund Series- AM

PIMCO Sector Fund Series- BC

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PIMCO Sector Fund Series- BL

PIMCO Sector Fund Series- EE

PIMCO Sector Fund Series- H

PIMCO Sector Fund Series- I

PVIT (PIMCO Variable Insurance Trust)

PIMCO All Asset Portfolio

PIMCO Balanced Allocation Portfolio

PIMCO CommodityRealReturn® Strategy Portfolio

PIMCO Dynamic Bond Portfolio

PIMCO Emerging Markets Bond Portfolio

PIMCO Global Bond Opportunities Portfolio (Unhedged)

PIMCO Global Core Bond (Hedged) Portfolio

PIMCO Global Diversified Allocation Portfolio

PIMCO Global Managed Asset Allocation Portfolio

PIMCO High Yield Portfolio

PIMCO Income Portfolio

PIMCO International Bond Portfolio (U.S. Dollar-Hedged)

PIMCO International Bond Portfolio (Unhedged)

PIMCO Long-Term U.S. Government Portfolio

PIMCO Low Duration Portfolio

PIMCO Real Return Portfolio

PIMCO Short-Term Portfolio

PIMCO Total Return Portfolio

Interval Funds

PIMCO Flexible Credit Income Fund

PIMCO Flexible Municipal Income Fund

PIMCO Flexible Real Estate Income Fund

PIMCO Flexible Emerging Markets Income Fund

PIMCO California Flexible Municipal Income Fund

Business Development Company

PIMCO Capital Solutions BDC Corp.

PIMCO Access Income Fund

PIMCO Managed Accounts Trust

Fixed Income Shares: Series C

Fixed Income Shares: Series LD

Fixed Income Shares: Series M

Fixed Income Shares: Series R

Fixed Income Shares: Series TE

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